     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1998


                                                      REGISTRATION NO. 333-56783
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   AMENDMENT

                                     NO. 3


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            TROPICANA PRODUCTS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            DELAWARE                        2033, 2037                       13-3346705
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OF ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                             1001 13TH AVENUE EAST
                            BRADENTON, FLORIDA 34208
                                 (941) 747-4461
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                           RICHARD F. HAMM, JR., ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            TROPICANA PRODUCTS, INC.
                             1001 13TH AVENUE EAST
                            BRADENTON, FLORIDA 34208
                                 (941) 747-4461
 (NAME, ADDRESS INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

  GEORGE R. KROUSE, JR., ESQ.        DANIEL R. PALADINO, ESQ.      ROBERT E. BUCKHOLZ, JR., ESQ.
      SARAH E. COGAN, ESQ.        JOSEPH E. SEAGRAM & SONS, INC.        SULLIVAN & CROMWELL
   SIMPSON THACHER & BARTLETT            375 PARK AVENUE                  125 BROAD STREET
      425 LEXINGTON AVENUE           NEW YORK, NEW YORK 10152         NEW YORK, NEW YORK 10004
    NEW YORK, NEW YORK 10017              (212) 572-7000                   (212) 558-4000
         (212) 455-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


SUBJECT TO COMPLETION, DATED JULY 17, 1998


                               124,500,000 SHARES

                            TROPICANA PRODUCTS, INC.
                                                                [TROPICANA LOGO]
                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Of the 124,500,000 shares of Common Stock offered, 112,500,000 shares are being offered in the United States and 12,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The 124,500,000 shares of Common Stock offered hereby represent 95.1% of the outstanding shares of Common Stock of Tropicana Products, Inc. (the "Company") and are being sold by Seagram Enterprises, Inc. (the "Selling Stockholder"), an indirect, wholly-owned subsidiary of The Seagram Company Ltd. ("Seagram"). The Company will not receive any of the proceeds from the shares being sold by the Selling Stockholder. Upon completion of the Offerings, the Selling Stockholder will own 4.9% (or none, if the over-allotment options granted by the Selling Stockholder are exercised in full) of the Common Stock of the Company. See "Ownership of Common Stock."

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $21 and $23. For factors to be considered in determining the initial public offering price, see "Underwriting."

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TOJ," subject to notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                        INITIAL PUBLIC             UNDERWRITING                 PROCEEDS TO
                                        OFFERING PRICE             DISCOUNT(1)             SELLING STOCKHOLDER(2)
                                        --------------             ------------            ----------------------
Per Share.........................            $                         $                            $
Total(3)..........................            $                         $                            $

---------------
(1) The Company, the Selling Stockholder and Seagram have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $          payable by the Selling
    Stockholder and the Company.

(3) The Company and the Selling Stockholder have granted to the Underwriters options to purchase up to an aggregate of 12,450,000 additional shares of Common Stock exercisable for a period of 30 days after the date hereof, at the initial public offering price, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to
    the Selling Stockholder and the Company will be $          , $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about
               , 1998, against payment therefor in immediately available funds.
                            ------------------------

                      Joint Lead Managers and Bookrunners
GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
                            ------------------------
BEAR, STEARNS & CO. INC.                                     MERRILL LYNCH & CO.

              The date of this Prospectus is                , 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the common stock, par value $.01 per share, of the Company (the "Common Stock") offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, although the material terms thereof are described in the Prospectus, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048 as well as on the Commission's web site at http://www.sec.gov. Such material can be inspected and copied at the offices of The New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock will be listed. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing reports, proxy statements and other information with the Commission. Such materials may be inspected and copied at the offices of the Commission and in the manner described above and will also be available at the offices of the NYSE.
                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the future operating performance of the Company. Prospective purchasers of Common Stock are cautioned that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors (including, without limitation, the actions of competitors, severe weather conditions, crop failures, future global economic conditions, foreign exchange rates and other factors), many of which are beyond the control of the Company. The information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" identifies important factors that could cause such differences. The occurrence of any such factors not currently expected by the Company would significantly alter the results set forth in these statements.

                               OTHER INFORMATION

     Trademarks owned or licensed by the Company included in this Prospectus appear in italics. All other trademarks appearing in this Prospectus are the property of their respective holders. Dole is a registered trademark of Dole Food Company, Inc. ("Dole") that has been licensed by the Company. FruitCal is a registered trademark of Procter & Gamble that has been licensed by the Company.

     Unless stated otherwise, U.S. market share and retail sales data included herein is based on sales in supermarkets with sales greater than $2 million (measured in dollars) for the 52-week period ended January 11, 1998 as reported by Information Resources, Inc. ("IRI"). Unless stated otherwise, international market size and market share data included herein is based on supermarket sales (measured in local currency and converted into U.S. dollars at the average rate for the year) for the years ended December 1996 and 1997 as reported by A.C. Nielsen Company. All statements regarding annual growth rates extend through the 52-week period ended December 1997 internationally and January 11, 1998 for the United States. Convenience store unit sales information for the United States is based on IRI data for the 52-week period ended February 8, 1998. U.S. penetration information is based on A.C. Nielsen Company panel data for calendar years 1994 and 1997.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, (a) references in this Prospectus to the "Company" include Tropicana Products, Inc., its subsidiaries and the subsidiaries and assets and liabilities of Seagram's juice business which will be transferred to the Company prior to the completion of the Offerings and (b) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment options described under "Underwriting." The Company's fiscal year ends on the fourth Sunday of December. Fiscal years 1995 and 1997 include 52 weeks while fiscal year 1996 includes 53 weeks. Beginning in 1998, the Company changed its fiscal year end to the last Sunday of December.

                                  THE COMPANY

GENERAL

     The Company is the world's largest marketer and producer of branded juices. The Company's portfolio consists of some of the best known trademarks in juice including Tropicana Pure Premium and Dole. Tropicana Pure Premium, the Company's leading trademark, is the fifth largest brand of all food products sold in grocery stores in the United States and has a 71.2% share of the $1.2 billion chilled not-from-concentrate ("NFC") orange juice segment. The Company markets and distributes its products in 23 countries.

     Since 1993, the Company's net sales have grown at a more than 10% annual rate to over $1.9 billion, while operating income has increased at an approximately 15% annual rate to $167 million over the same period.

     Within the U.S. juice and juice beverage market, the size of which management believes to be approximately $16 billion across all channels of trade, the Company competes in all three segments: chilled, ambient (shelf stable not requiring refrigeration) and frozen. In the grocery trade channel, a $9.8 billion market, the annual growth rate of the total juice and juice beverage market since 1993 has been approximately 3%.

     The Company's focus is on the faster growing chilled segment which has experienced annual growth of nearly 6% over the past four years. The Company is the market leader in the total chilled juice and chilled orange juice segments, with market shares of 33.5% and 40.6%, respectively. Additionally, the Company has been the driver of the growth of the chilled NFC orange juice segment which has grown more than 8% annually since 1993. The Company's highest product profit margins are in this fastest growing segment.

     Internationally, the Company holds leading positions in the chilled orange juice and chilled NFC orange juice segments in Belgium, Canada, France and the United Kingdom. Since 1995, across all four countries, both segments have exhibited strong growth, with annual sales growth of nearly 12% for chilled orange juice and 20% for chilled NFC orange juice. In addition, the Company is expanding its presence in Asia, with chilled juice sales in Japan (through a joint venture with Kirin), Taiwan and Hong Kong as well as ambient juice sales in China and Japan.

     In addition to Tropicana Pure Premium and Dole juices, the Company's products also include Tropicana Season's Best and Tropicana Pure Tropics 100% juices and Tropicana Twister juice beverages in the United States, and Fruvita chilled and Hitchcock ambient NFC juices and Looza nectars and juices in Europe. In 1997, the Company acquired Copella Fruit Juices Limited, a company which produces and markets the best selling NFC apple juice in the United Kingdom.

     All of the Company's ready-to-serve products are pasteurized to prolong shelf life and ensure safety. Management believes that the Company's brands have become synonymous with high quality, great tasting and healthy juices.

THE MARKET

     The Company believes there will be continued growth in the total juice and juice beverage market. Management believes that consumers have become increasingly aware of the connection between diet and good health, and as a result, demand for fruits and vegetables, and fruit and vegetable juices, is increasing. Juices (especially orange juice) are perceived not only as healthy but also great tasting, a much sought after combination in the food business. Consumers around the world are looking for better quality, fresher tasting juices in convenient packaging. The Company believes recent media coverage in the United States concerning the high nutritional value of some juices (including orange juice) has contributed to higher growth rates for chilled juices and chilled NFC orange juice, where the Company is the market leader. In 1997, the chilled NFC juice segment in grocery grew approximately 12% in the United States, the largest market for this segment. Internationally, where chilled NFC juice is relatively new, the growth rates were significantly higher than that of the United States, at nearly 23% in Canada, more than 19% in France and more than 23% in the United Kingdom.

     Management estimates that 1997 per capita consumption of packaged, ready-to-serve juice and juice beverages, which averaged less than 2 gallons worldwide, varies from a high of approximately 15 gallons in the United States to 6 gallons in Europe and approximately one-half gallon in Asia. Management believes that as major retailers continue to expand internationally, retail and distribution infrastructure will be developed to support growth in sales of higher quality packaged juices, both chilled and ambient. The Company believes it is well positioned to continue to take advantage of the growth potential both in the United States and in international markets.

COMPETITIVE STRENGTHS

     In the last five years, the Company's U.S. business has been significantly reoriented with the intent of strengthening consumer and customer focus and enhancing operational effectiveness and efficiency. Similar initiatives are now being implemented outside the United States. These initiatives have contributed to the following competitive strengths:

     MARKET LEADERSHIP IN A GROWING CATEGORY. The Company has the highest market share among chilled orange juice competitors in the United States and in most countries it has entered. The Company's size in the United States allows it to enjoy economies of scale relative to its competition in chilled distribution, packaging, manufacturing and marketing.

     In the United States, orange juice consumption has continued to shift from frozen orange juice to chilled from-concentrate ("FC") orange juice to chilled NFC orange juice. Since 1993, the annual growth rate for chilled NFC orange juice has been greater than 8% as compared to less than 5% growth for chilled FC orange juice and a decline of more than 6% for frozen orange juice. Internationally, the Company has built on its success in the United States by establishing the chilled NFC orange juice segment in Canada, the United Kingdom and France.

     STRONG BRAND EQUITIES. Tropicana Pure Premium is the most widely recognized orange juice brand in the United States and Canada and the most widely recognized chilled orange juice brand in France and the United Kingdom. It is the fifth largest selling food brand in U.S. grocery stores and Tropicana is the fourth largest selling brand in Canadian grocery stores. Management believes that the Dole trademark, which has been in use for over fifty years, is widely known in many countries throughout the world for freshness and quality in fruits and vegetables.

     EXCELLENCE IN CUSTOMER SERVICE AND LOGISTICS. The Company provides its leading customers in the United States with a full array of logistical and category management services including: inventory management, electronic ordering and billing, the assistance of one-stop customer service representatives, strategic co-marketing programs, account specific planograms and account specific consumer insights.

     OPERATIONAL EXPERTISE AND EMERGING GLOBAL NETWORK. Management believes it has the largest orange juice processing plant in North America at its Bradenton, Florida facility. This 250 acre vertically integrated facility processes more than 2.7 billion pounds of fruit annually and packages and distributes more than 100 million cases of juice products annually in the United States. The Company owns manufacturing facilities in the United States, Europe and Asia which are augmented by a network of co-packers in the United States and several countries throughout the world. Management believes that packing product close to the customer translates to higher quality products, better customer service and lower costs.

     SUCCESSFUL INNOVATION IN PRODUCTS AND TECHNOLOGY. In June 1998, the Company opened a new research and development facility which includes a state of the art pilot plant. The Company's research and development efforts, which it believes are the most extensive in the juice industry, focus on all aspects of the procurement, production and packaging processes, including fruit processing, juice blending, nutritional understanding, new product development, and packaging technologies and processes.

GROWTH STRATEGIES

     CONTINUE TO DRIVE GROWTH OF TROPICANA PURE PREMIUM AND THE CHILLED NFC SEGMENT IN THE UNITED STATES. Chilled NFC orange juice is approximately a $1.2 billion segment in the United States. The percentage of households buying chilled NFC orange juice has expanded from 35% in 1994 to approximately 42% in 1997. The chilled NFC orange juice segment is more developed in the northeastern part of the country where the penetration rate (percentage of households buying chilled NFC orange juice) is more than double that of the west coast. Tropicana Pure Premium case volumes have continued to grow across the country in all markets, while the Company has successfully added marketing and distribution resources to accelerate growth outside the northeast. The Company believes that as the market leader it is well positioned to continue to grow this segment by encouraging consumers to trade up from FC orange juice.

     The Company has also implemented a series of programs designed to increase consumption of Tropicana Pure Premium. These programs include larger package sizes, new citrus flavor blends, frequent buyer programs and public relations programs focused on the health benefits of drinking Tropicana Pure Premium. The Company is also expanding the availability of Tropicana Pure Premium in convenience stores and foodservice channels, and improving its packaging to better service the increasing consumer trend toward consumption outside the home.

     FOCUS ON EXTENSION OF THE PRODUCT PORTFOLIO AND PRODUCT AND PACKAGING INNOVATION. The Company is continuously introducing line extensions under the Tropicana Pure Premium label. For example, the Company successfully introduced Tropicana Pure Premium with Calcium and its new Tropical Orange flavor. The Company is also testing new products, including Tropicana Fruitwise, a line of smoothies and fortified shakes currently available in approximately 9% of the United States. The Company continues to innovate and provide consumer-friendly, easy-to-use packaging, including pour spouts on cartons with easy-to-open plastic pull rings and plastic packaging.

     CONTINUE TO BUILD LEADERSHIP POSITION WITH THE TRADE. The Company plans to continue to bring new products and services to the retail trade to enhance its leadership position in the United States. It also plans to extend many of the services it currently provides to the grocery trade to other trade channels as well. Management has developed customer service metrics to measure progress in all key areas including forecasting accuracy, order fulfillment, invoice accuracy and inventory management.

     GROW THE INTERNATIONAL BUSINESS. In 1997, approximately 19% of the Company's net sales (excluding the joint venture in Japan) were attributable to its international operations, compared to less than 3% in 1988. Currently, the Company owns the best selling chilled NFC juice brands in Belgium, Canada, France, Hong Kong and the United Kingdom, and the best selling ambient 100% juice brand in Japan. Although the Company has sales in 22 countries outside the United States, sales in Canada, France and the United Kingdom account for most of the international net sales. Management believes there is additional opportunity for significant growth within existing markets, as well as the opportunity to grow through entry into new markets as the right consumer and trade conditions arise. The Company may also pursue acquisitions that are complementary and add new operating capabilities or access to new markets.

     IMPROVE OPERATING MARGINS. The Company has been successful at growing its higher priced, higher margin chilled NFC products in the United States while de-emphasizing the lower margin frozen and juice beverage products, which has resulted in improved overall U.S. operating margins. The Company has also reformulated some of its FC juices and beverage products for lower cost and higher consumer acceptance, thereby improving margins on these products as well. While reengineering has already addressed major structural cost savings opportunities in the United States, the Company is continuing to pursue additional cost reductions to maintain or improve margins. Internationally, the Company has begun similar reengineering programs in Europe in the areas of manufacturing and logistics which it believes will improve efficiencies and effectiveness. Additionally, the Company believes that, as it continues to build volume in existing international markets, it will gain the benefits of economies of scale.

                                  RISK FACTORS


     See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in the Common Stock offered hereby including, without limitation, risks related to: (i) competition; (ii) fluctuations in prices of oranges and other ingredients; (iii) severe weather conditions, natural disasters and crop risk; (iv) dependence on Bradenton facility; (v) relationship with Seagram; absence of recent operating history as an independent public company; (vi) reliance on key vendors; (vii) government regulation; (viii) risks associated with acquisitions; (ix) general risks of food industry; (x) environmental matters; (xi) risks associated with loss of proprietary rights; (xii) product liability; product recalls; (xiii) social, political and economic risks affecting foreign operations and effects of foreign currency fluctuations; (xiv) year 2000 risk; (xv) anti-takeover effects of certain provisions of the certificate and by-laws of the Company; (xvi) potential adverse effect on the public market of shares eligible for future sale; and (xvii) absence of prior public market; volatility of stock prices.

                                 THE OFFERINGS

     The offering hereby of 112,500,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 12,000,000 shares of Common Stock initially being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings." The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters." The closing of each Offering is conditioned upon the closing of the other Offering.

Common Stock offered by the
  Selling Stockholder(1):

  U.S. Offering...............   112,500,000 shares

  International Offering......    12,000,000 shares
                                  ----------

          Total...............   124,500,000 shares
                                 ===========
Common Stock to be outstanding
  after the Offerings.........   130,914,826 shares(1)(2)

NYSE Symbol...................   "TOJ"(3)

Use of Proceeds...............   The Company will not receive any of the
                                 proceeds of the Offerings other than the proceeds, if any, received as a result of the exercise of the Underwriters' over-allotment options. Any proceeds received as a result of the exercise of the over-allotment options will be used to reduce indebtedness under the Bank
                                 Credit Facility (as defined herein). See "Use of Proceeds."

Dividend Policy...............   The Company expects to pay regular quarterly
                                 cash dividends on its Common Stock, beginning
                                 with an initial quarterly dividend of $     per
                                 share payable for the quarter ending
                                               . No assurance can be given that
                                 the Company will be able to continue to pay dividends in the future. See "Dividend Policy."

Rights........................   One Preferred Stock Purchase Right (a "Right")
                                 will be attached to each share of Common Stock
                                 sold in the Offerings. See "Description of
                                 Capital Stock -- Antitakeover Effects of
                                 Certain Provisions of the Certificate and
                                 By-Laws -- Rights Plan."
---------------
(1) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting."

(2) Does not include 13,000,000 shares of Common Stock issuable upon exercise of stock options to be granted upon consummation of the Offerings or options or other awards available for grant under the SIP (as defined herein). See "Management -- Stock Incentive Plan."

(3) The Common Stock has been approved for listing on the NYSE under the symbol "TOJ," subject to notice of issuance.
                            ------------------------

     The principal executive offices of the Company are located at 1001 13th Avenue East, Bradenton, Florida 34208. Its telephone number is (941) 747-4461.

            SUMMARY COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA

     Set forth below is summary combined historical financial data of the Company for each of the five years in the period ended December 28, 1997 and for the three month periods ended March 30, 1997 and March 29, 1998, and the pro forma financial data for the Company giving effect to (i) the declaration of an approximately 1.3 million for 1 Common Stock split (the "Stock Split"), (ii) the incurrence by the Company of $600 million of indebtedness, (iii) the redemption by the Company of $300 million of capital from a Seagram affiliate and (iv) settlement through repayment and capitalization of net balances with Seagram affiliates. The actual amount of the net intercompany balances repaid or capitalized will depend on the balances as of the closing of the Offerings. The net balance due to Seagram as of March 29, 1998 was $563 million and will be affected by the Company's operating results, working capital changes and capital expenditures through the closing. The summary combined historical financial data should be read in conjunction with the "Selected Combined Historical Financial Data," "Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus. In addition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that affect the comparability of the summary combined historical financial data.


                                                            FISCAL YEAR ENDED                                THREE MONTHS ENDED
                                 ------------------------------------------------------------------------   ---------------------
                                 DECEMBER 26,   DECEMBER 25,   DECEMBER 24,   DECEMBER 29,   DECEMBER 28,   MARCH 30,   MARCH 29,
                                     1993           1994           1995           1996           1997         1997        1998
                                 ------------   ------------   ------------   ------------   ------------   ---------   ---------
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING DATA:
HISTORICAL
  Net sales....................     $1,302         $1,425         $1,663         $1,895         $1,934       $  493      $  505
  Cost of goods sold...........        848            971          1,212          1,352          1,337          342         360
                                    ------         ------         ------         ------         ------       ------      ------
  Gross profit.................        454            454            451            543            597          151         145
  Selling, general and
    administrative expenses....        358            380            374            418            430          115         105
                                    ------         ------         ------         ------         ------       ------      ------
  Operating income.............         96             74             77            125            167           36          40
  Related party interest
    expense, net...............         80             78             83             64             16            8           6
  Provision for income taxes...         20              7             17             40             70           13          17
  Cumulative effect of
    accounting change for
    postemployment benefits,
    after tax..................         --             (9)            --             --             --           --          --
                                    ------         ------         ------         ------         ------       ------      ------
  Net income (loss)............     $   (4)        $  (20)        $  (23)        $   21         $   81       $   15      $   17
                                    ======         ======         ======         ======         ======       ======      ======
Basic and diluted earnings
  (loss) per pro forma
  share(1).....................     $(0.03)        $(0.15)        $(0.18)        $ 0.16         $ 0.62       $ 0.11      $ 0.13
                                    ======         ======         ======         ======         ======       ======      ======
PRO FORMA
  Net sales...............................................................................      $1,934                   $  505
  Cost of goods sold......................................................................       1,337                      360
                                                                                                ------                   ------
  Gross profit............................................................................         597                      145
  Selling, general and administrative expenses............................................         430                      105
                                                                                                ------                   ------
  Operating income........................................................................         167                       40
  Interest expense........................................................................          40                       10
  Provision for income taxes..............................................................          61                       15
                                                                                                ------                   ------
  Net income..............................................................................      $   66                   $   15
                                                                                                ======                   ======
  Basic and diluted earnings per share(1).................................................      $ 0.50                   $ 0.11
                                                                                                ======                   ======


                                             (table continued on following page)

                                                             FISCAL YEAR ENDED                                 AS OF MARCH 29,
                                  ------------------------------------------------------------------------           1998
                                  DECEMBER 26,   DECEMBER 25,   DECEMBER 24,   DECEMBER 29,   DECEMBER 28,   --------------------
                                      1993           1994           1995           1996           1997       ACTUAL    PRO FORMA
                                  ------------   ------------   ------------   ------------   ------------   -------   ----------
                                                                       (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Working capital, net of
    related party receivable....     $   48         $  116         $  147         $  195         $  177      $  201      $  201
  Total assets..................      1,612          1,655          2,026          2,032          2,215       2,278       2,081
  Long-term debt................        817            817            988            707            738         760         600
  Stockholders' equity..........        512            526            607            964          1,071       1,083       1,046


                                      FISCAL YEAR ENDED
                          ------------------------------------------
                          DECEMBER 26,   DECEMBER 25,   DECEMBER 24,
                              1993           1994           1995
                          ------------   ------------   ------------
                          (DOLLARS IN MILLIONS, EXCEPT VOLUME DATA)
OTHER DATA:
  EBITDA(2).............     $  159         $  142         $  155
  Depreciation and
    amortization of
    assets..............         40             44             51
  Amortization of
    goodwill............         23             24             27
  Capital
    expenditures........         46             45             80

  Volume(3):
    Tropicana Pure
      Premium...........         44             52             58
    All other brands....         45             50             58
                             ------         ------         ------
        Total volume....         89            102            116
                             ======         ======         ======

CASH FLOW DATA:
  Cash flow provided by
    (used for):
    Operating
      activities(4).....     $   38         $   31         $   96
    Investing
      activities........        (53)           (59)          (362)
    Financing
      activities........          3             34            278

                               FISCAL YEAR ENDED              THREE MONTHS ENDED
                          ---------------------------   -------------------------------
                          DECEMBER 29,   DECEMBER 28,     MARCH 30,        MARCH 29,
                              1996           1997            1997             1998
                          ------------   ------------   --------------   --------------
                                    (DOLLARS IN MILLIONS, EXCEPT VOLUME DATA)
OTHER DATA:
  EBITDA(2).............     $  215         $  267          $   60           $   66
  Depreciation and
    amortization of
    assets..............         61             70              16               19
  Amortization of
    goodwill............         29             30               8                7
  Capital
    expenditures........        120            102              28               24
  Volume(3):
    Tropicana Pure
      Premium...........         64             71              18               21
    All other brands....         66             61              16               14
                             ------         ------          ------           ------
        Total volume....        130            132              34               35
                             ======         ======          ======           ======
CASH FLOW DATA:
  Cash flow provided by
    (used for):
    Operating
      activities(4).....     $   54         $   81          $    3           $   (3)
    Investing
      activities........       (131)          (146)            (30)             (20)
    Financing
      activities........         69             68              24               27


---------------

(1) All per share data are based upon the shares that will be outstanding upon consummation of the Offerings. There will be no dilutive securities outstanding upon consummation of the Offerings.



(2) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts, particularly in respect of the valuation of food and beverage companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with generally accepted accounting principles. EBITDA may be calculated differently by other companies.



(3) Volumes represent 4 gallon equivalent cases in millions.



(4) Cash provided from operating activities includes the change in receivables from related parties, net. See the Combined Statement of Cash Flows in the Company's Combined Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in conjunction with the other information included in this Prospectus before purchasing any of the Common Stock offered hereby.

COMPETITION

     The juice and juice beverage market is intensely competitive and highly fragmented. The Company's products compete in many of the juice and juice beverage segments branded juices and juice beverages produced both domestically and abroad. The Company's products also compete with lower-priced private label juices and juice beverages and with other types of beverages for shelf space in retail stores. The Company competes for access to chilled distribution networks, particularly in emerging juice markets. In some markets, the Company's competitors are larger and have greater financial and other resources than the Company or are divisions or subsidiaries of larger companies. Competition could cause the Company to lose market share, increase expenditures or reduce pricing, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

FLUCTUATIONS IN PRICES OF ORANGES AND OTHER INGREDIENTS

     The main ingredients the Company uses to produce its products are oranges and other fruits. The Company purchases agricultural commodities from growers. Nearly all of the Company's Florida oranges are provided by growers under agreements with terms ranging from one to 15 years and which typically provide for market-based pricing subject to a floor. During periods of abundant supply of oranges, the existence of those floors may put the Company at a competitive disadvantage to those purchasing on the spot market. The prices of oranges and other ingredients have been, and the Company expects them to continue to be, subject to significant volatility. While all such ingredients are available from numerous independent suppliers, raw materials are subject to fluctuations in price attributable to, among other things, changes in crop size and federal and state agricultural programs. Due to the Company's position as one of the largest purchasers of Florida oranges, the Company may face difficulties in acquiring oranges from alternate supply sources, if necessary, at favorable prices. Generally, the Company does not hedge its raw material purchases. The Company may not be able to pass price increases in these materials on to its customers. The Company's failure to pass on price increases or competitive pressure to reduce prices in times of abundant orange supply could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Raw Materials."

SEVERE WEATHER CONDITIONS, NATURAL DISASTERS AND CROP RISKS


     Severe weather conditions and natural disasters, such as freezes, frosts, floods, hurricanes, tornados, droughts or earthquakes, and crop diseases, may affect the Company's supply of raw materials, its facilities and its owned grove in China. If the supply of any of the Company's raw materials is adversely affected by weather conditions, there can be no assurance that the Company will be able to obtain sufficient supplies from other sources. Historically, significant weather-related shortages in fruit harvests have resulted in price increases for products that have partially offset increases in raw material costs and reductions in sales volumes. Nevertheless, no assurance can be given that, if such adverse weather conditions persist, fruit supply will not be affected with consequent adverse effects on the Company's cost of goods sold, inventory and sales.


DEPENDENCE ON BRADENTON FACILITY

     The Company's manufacturing operations in Bradenton, Florida provide approximately 90% of the Company's Tropicana Pure Premium products distributed worldwide. A disruption in the regularly conducted business at the Bradenton facility caused by a catastrophic event would have a material adverse effect on the Company's operations. There can be no assurance that the Company's other facilities or co-packing arrangements could handle any excess workload.

RELATIONSHIP WITH SEAGRAM; ABSENCE OF RECENT OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY

     The Company is currently an indirect, wholly-owned subsidiary of Seagram. After the Offerings, Seagram will have no more than a 5% ownership interest in the Company. Prior to the Offerings, the Company engaged in various intercompany transactions and arrangements with, and was provided certain services by, Seagram and its affiliates. Following the completion of the Offerings, such arrangements will be terminated or modified. See "Certain Relationships and Related Transactions." The Company believes that it has benefited as a result of being a wholly-owned subsidiary of Seagram and there can be no assurance that the severance of that relationship will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has not been a stand-alone company since 1978. After the Offerings, the Company will operate as an independent public company, and Seagram will have no obligation to provide assistance to the Company except as described in "Certain Relationships and Related Party Transactions."

RELIANCE ON KEY VENDORS

     The Company relies on several key vendors for the provision of certain materials and services necessary for the production and distribution of the Company's products. Many of these vendors are members of consolidating industries with limited numbers of participants, which could make obtaining alternate sources of supply difficult. Some of the supplies and services provided by such vendors include paperboard cartons, corrugated boxes, glass bottles, plastic bottles and distribution systems. In the case of a "force majeure," labor strike or other type of unforeseen event, service from any of these vendors could be suspended and could cause an interruption in the Company's business. There can be no assurance that the occurrence of any such event involving any of these or any other of the Company's vendors would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Raw Materials."

GOVERNMENTAL REGULATION

     The Company's operations and properties are subject to regulation by various federal, state and local governmental entities and agencies as well as foreign governmental entities. As a producer of food products, the Company's operations are subject to stringent production, packaging, quality, labeling and distribution standards in each of the countries where the Company conducts operations, including, in the United States, those of the Federal Food and Drug Act. The operations of the Company's production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations both domestically and abroad. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act and the Clean Water Act. Representatives of the United States and Florida Departments of Agriculture maintain offices at the Company's plant in Bradenton, Florida, and monitor the Company's compliance with federal and state requirements. The United States Department of Agriculture and the corresponding departments of the various states have regulations to which citrus juice producers must adhere. In addition, local departments of health exercise further supervisory control. The Company believes that its current legal and environmental compliance programs adequately address such concerns and that it is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Governmental Regulation" and
"Business -- Environmental Matters."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company may pursue acquisitions that are complementary and add new operating capabilities or access to new markets. There are various risks associated with pursuing acquisitions. These risks include problems inherent in integrating new businesses including potential loss of customers and key personnel, potential disruption of operations and potential difficulties in integrating systems. The process of integrating acquisitions may also adversely affect the Company's existing businesses. For example, in late 1995 and early 1996, at the time the Company integrated its acquisition of the Dole fruit juice business and in part as a consequence thereof, the Company experienced difficulties in properly accounting for its juice and packaging inventories. The causes of these difficulties were identified by the Company and corrected. However, there can be no assurance that future acquisitions will not give rise to other disruptions to the Company's business, or that the Company will be able to identify suitable acquisition candidates, complete acquisitions on reasonable terms, or successfully integrate the operations of other acquired entities.

GENERAL RISKS OF FOOD INDUSTRY

     The food products manufacturing industry is subject to a number of risks, including: (i) potential adverse changes in general economic conditions; (ii) risks to crops which provide key ingredients for the Company's products; (iii) evolving consumer preferences; (iv) federal, state, local and foreign food processing controls; (v) consumer product liability claims; (vi) product tampering; and (vii) the availability and cost of product liability insurance. The realization of any of these risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

ENVIRONMENTAL MATTERS

     The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations including those pertaining to storage, use and production of certain hazardous and other regulated materials, the release or discharge of contaminants into the environment and the operation of pollution control equipment and systems and the management and disposition of wastes (including solid and hazardous wastes). As is customary in the industry, the Company has maintained and operated large ammonia-based refrigeration systems for its facilities in Bradenton and Fort Pierce, Florida and in City of Industry, California, for many years. Smaller ammonia-based systems are maintained and operated at Company facilities in Lakeland, Florida, Jersey City, New Jersey, Cincinnati, Ohio, and Borgloon and Port of Ghent, Belgium. The Company believes these systems currently are in substantial compliance with all applicable laws and regulations. Ammonia is a listed hazardous substance pursuant to various environmental regulations, and if released into the environment in significant amounts, could have a material adverse effect on human health and the environment. No assurance can be given that future changes in environmental regulations or additional environmental issues relating to currently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated compliance, investigation, assessment or expenditures. See "Business -- Environmental Matters."

RISKS ASSOCIATED WITH LOSS OF PROPRIETARY RIGHTS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks and proprietary rights. The Company has an exclusive, royalty-free license to use the Dole brand name with respect to juices and juice beverages (excluding canned pineapple juice). In certain jurisdictions the Tropicana, Dole and other trademarks may be unavailable due to prior registrations or applications or use by third parties. The loss of its trademarks and other proprietary rights could have a material adverse effect on the Company. See "Business -- Products and Markets."

PRODUCT LIABILITY; PRODUCT RECALLS

     The Company may be liable if the consumption of any of its products causes injury, illness or death. The Company also may be required to recall certain of its products that become contaminated or are damaged or mislabeled. The Company is not currently aware of any material product liability claim against the Company or product recall that may be required by the Company. However, a product liability judgment against the Company or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

SOCIAL, POLITICAL AND ECONOMIC RISKS AFFECTING FOREIGN OPERATIONS AND EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

     The Company has operations based in foreign countries and its products are sold in 23 countries. See "Business -- Products and Markets -- International Markets." The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment in countries where it has operations as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment. In addition, the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates, which may favorably or adversely affect reported earnings and, accordingly, the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which the Company and foreign competitors sell their products in the same market. For 1996 and 1997, 18.7% and 19.2%, respectively, of the Company's net sales were outside the United States. In addition, the cost of certain items required in the Company's operations will be affected by changes in the value of the relevant currencies. There can be no assurance as to the future effect of any such changes in social, political and economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

YEAR 2000 RISK

     The Company has implemented a Year 2000 program aimed at ensuring that the Company's computer systems and applications will function properly beyond 1999. The Company believes it has allocated adequate resources for this purpose and expects its Year 2000 date conversion program to be successfully completed on a timely basis. There can, however, be no assurance that this will be the case. The ability of third parties with whom the Company transacts business to address adequately their Year 2000 issues is outside of the Company's control. There can be no assurance that the failure of the Company or such third parties to address adequately their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BY-LAWS OF THE COMPANY

     The Amended and Restated Certificate of Incorporation of the Company (the "Certificate") and the Amended and Restated By-Laws of the Company (the "By-Laws"), the Rights, and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain several provisions that may make it more difficult to acquire control of the Company without the approval of the Company's Board of Directors (the "Board"). Certain provisions of the Certificate and the By-Laws, among other things, (i) classify the Board into three classes, each of which (after an initial transition period) will serve for staggered three-year periods; (ii) provide that the number of directors shall not be more than 15; (iii) provide that a director of the Company may be removed by the stockholders only for cause; (iv) provide that only the Board or the Chairman of the Board may call special meetings of the stockholders; (v) provide that the stockholders may take action only at a meeting of the stockholders; (vi) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Board or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and (vii) provide that the stockholders may amend or repeal any of the foregoing provisions of the Certificate or the By-Laws only by a vote of 80% of the Common Stock. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Board. With certain exceptions, Section 203 of the DGCL ("Section 203") imposes certain restrictions on mergers and other business combinations between the Company and any holder of 10% or more of the Common Stock. See "Description of Capital
Stock -- Antitakeover Effects of Certain Provisions of the Certificate and By-Laws" and "-- Delaware Business Combination Statute."


POTENTIAL ADVERSE EFFECT ON THE PUBLIC MARKET OF SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, assuming the Underwriters' over-allotment options are not exercised, the Company will have outstanding 130,914,826 shares of Common Stock. The 124,500,000 shares of Common Stock being offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction under the Securities Act. If the Underwriters' over-allotment options are not exercised, the Selling Stockholder will own 4.9% of the Company's Common Stock. The Selling Stockholder will be free to sell these shares at any time after 90 days following completion of the Offerings. In addition, an aggregate of 13,000,000 shares of the Common Stock are reserved for issuance under the SIP. The Company plans to cause the shares of Common Stock subject to options granted under the Company's stock option plan to be registered under the Securities Act. No predictions can be made as to the effect, if any, that future sales of the Common Stock or the availability of the Common Stock for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


ABSENCE OF PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no market for the Company's securities, and there can be no assurance that a regular trading market for the Common Stock will develop or, if developed, will be sustained. The Common Stock has been approved for listing on the NYSE, subject to notice of issuance. There can be no assurance, however, as to the liquidity of any markets that may develop or at what prices holders of shares of Common Stock would be able to sell such shares, if at all. The price at which the shares will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results and general market and economic conditions, several of which factors are beyond the control of the Company. Factors such as quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others, and developments affecting the Company, its customers or the juice industry generally, could cause the market price of the shares to be different from the initial offering price and to fluctuate substantially.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the Offerings unless the Underwriters exercise the over-allotment options. If the over-allotment options are exercised in full, the Company will receive net proceeds of approximately
$          which will be used to reduce indebtedness under a bank credit facility expected to be entered into prior to the completion of the Offerings (the "Bank Credit Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- General."

                                DIVIDEND POLICY

     Upon completion of the Offerings, the Company expects to pay regular
quarterly cash dividends on its Common Stock, at the rate of $     per share per
quarter, beginning with the quarter ending           . The Company's future
dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board.

                                 CAPITALIZATION

     The following table sets forth the Company's combined capitalization as of March 29, 1998, and as adjusted to give effect to (i) the Stock Split, (ii) the incurrence by the Company of $600 million of indebtedness, (iii) the redemption by the Company of $300 million of capital from a Seagram affiliate and (iv) the settlement through repayment and capitalization of net balances with Seagram affiliates. The actual amount of the net intercompany balances repaid or capitalized will depend on the balances as of the closing of the Offerings. The net balance due to Seagram affiliates as of March 29, 1998 was $563 million and will be affected by the Company's operating results, working capital changes and capital expenditures through the closing. The table should be read in conjunction with the Combined Financial Statements and Notes thereto included elsewhere in the Prospectus. See also "Use of Proceeds," "Selected Combined Historical Financial Data," "Unaudited Pro Forma Combined Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                 AT MARCH 29, 1998
                                                              -----------------------
                                                                         PRO FORMA
                                                              ACTUAL   AS ADJUSTED(1)
                                                              ------   --------------
                                                                   (IN MILLIONS)
Short-term borrowings and indebtedness payable within one
  year......................................................  $   39       $   39
                                                              ======       ======

Long-term debt:
  Long-term indebtedness....................................  $   --       $  600
  Long-term loans from affiliated companies, net............     760           --
                                                              ------       ------
          Total long-term debt..............................     760          600
Stockholders' equity:
  Business equity...........................................   1,083           --
  Preferred Stock, par value $.01 per share, 100,000,000
     shares authorized, no shares issued or outstanding.....      --           --
  Common Stock, par value $.01 per share, 400,000,000 shares authorized, 130,914,826 shares issued and
     outstanding............................................      --            1
  Capital in excess of par value............................      --        1,056
  Cumulative currency translation adjustment................      --          (11)
                                                              ------       ------
          Total stockholders' equity........................   1,083        1,046
                                                              ------       ------
            Total capitalization............................  $1,843       $1,646
                                                              ======       ======


---------------

(1) Assumes Underwriters' over-allotment options are not exercised. If such options are exercised in full, the following line items under the "As Adjusted" column will change to equal the amounts indicated: Total long-term
    debt --      ; Common Stock --      ; Capital in excess of par
    value -- $     and Total capitalization -- $     .

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA

     Set forth below is the selected combined historical financial data of the Company at and for each of the five years in the period ended December 28, 1997, and for the three month periods ended March 30, 1997 and March 29, 1998.

     The following selected combined historical financial data for each of the three years in the period ended December 28, 1997 and the balance sheet data at December 29, 1996 and December 28, 1997 have been derived from the Combined Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data for each of the years ended December 26, 1993 and December 25, 1994 and the balance sheet data at December 26, 1993, December 25, 1994 and December 24, 1995 have been derived from unaudited combined historical financial statements of the Company not included herein. The data presented for the three months ended March 30, 1997 and March 29, 1998 are derived from the unaudited Combined Financial Statements.

     The selected combined historical financial data should be read in conjunction with, and is qualified by reference to, the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that affect the comparability of the selected combined historical financial data.

                                                           FISCAL YEAR ENDED
                                               ------------------------------------------
                                               DECEMBER 26,   DECEMBER 25,   DECEMBER 24,
                                                   1993           1994           1995
                                               ------------   ------------   ------------
                                               (DOLLARS IN MILLIONS, EXCEPT VOLUME DATA)
OPERATING DATA:
 Net sales...................................     $1,302         $1,425         $1,663
 Cost of goods sold..........................        848            971          1,212
                                                  ------         ------         ------
 Gross profit................................        454            454            451
 Selling, general and administrative
   expenses..................................        358            380            374
                                                  ------         ------         ------
 Operating income............................         96             74             77
 Related party interest expense, net.........         80             78             83
 Provision for income taxes..................         20              7             17
                                                  ------         ------         ------
 Income (loss) before cumulative effect of
   accounting change.........................         (4)           (11)           (23)
 Cumulative effect of accounting change for
   postemployment benefits, after tax........         --             (9)            --
                                                  ------         ------         ------
 Net income (loss)...........................     $   (4)        $  (20)        $  (23)
                                                  ======         ======         ======
Basic and diluted earnings (loss) per pro
 forma share(1)..............................     $(0.03)        $(0.15)        $(0.18)
                                                  ======         ======         ======
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital, net of related party
   receivable................................     $   48         $  115         $  147
 Total assets................................      1,612          1,655          2,026
 Long-term loans from affiliated companies,
   net.......................................        817            817            988
 Business equity.............................        512            526            607
OTHER DATA:
 EBITDA(2)...................................     $  159         $  142         $  155
 Depreciation and amortization of assets.....         40             44             51
 Amortization of goodwill....................         23             24             27
 Capital expenditures........................         46             45             80
 Volume(3):
   Tropicana Pure Premium....................         44             52             58
   All other brands..........................         45             50             58
                                                  ------         ------         ------
     Total volume............................         89            102            116
                                                  ======         ======         ======
CASH FLOW DATA:
 Cash flow provided by (used for):
   Operating activities(4)...................     $   38         $   31         $   96
   Investing activities......................        (53)           (59)          (362)
   Financing activities......................          3             34            278

                                                    FISCAL YEAR ENDED            THREE MONTHS ENDED
                                               ---------------------------   ---------------------------
                                               DECEMBER 29,   DECEMBER 28,    MARCH 30,      MARCH 29,
                                                   1996           1997           1997           1998
                                               ------------   ------------    ---------      ---------
                                                       (DOLLARS IN MILLIONS, EXCEPT VOLUME DATA)
OPERATING DATA:
 Net sales...................................     $1,895         $1,934         $  493         $  505
 Cost of goods sold..........................      1,352          1,337            342            360
                                                  ------         ------         ------         ------
 Gross profit................................        543            597            151            145
 Selling, general and administrative
   expenses..................................        418            430            115            105
                                                  ------         ------         ------         ------
 Operating income............................        125            167             36             40
 Related party interest expense, net.........         64             16              8              6
 Provision for income taxes..................         40             70             13             17
                                                  ------         ------         ------         ------
 Income (loss) before cumulative effect of
   accounting change.........................         21             81             15             17
 Cumulative effect of accounting change for
   postemployment benefits, after tax........         --             --             --             --
                                                  ------         ------         ------         ------
 Net income (loss)...........................     $   21         $   81         $   15         $   17
                                                  ======         ======         ======         ======
Basic and diluted earnings (loss) per pro
 forma share(1)..............................     $ 0.16         $ 0.62         $ 0.11         $ 0.13
                                                  ======         ======         ======         ======
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital, net of related party
   receivable................................     $  195         $  177                        $  201
 Total assets................................      2,032          2,215                         2,278
 Long-term loans from affiliated companies,
   net.......................................        707            738                           760
 Business equity.............................        964          1,071                         1,083
OTHER DATA:
 EBITDA(2)...................................     $  215         $  267         $   60         $   66
 Depreciation and amortization of assets.....         61             70             16             19
 Amortization of goodwill....................         29             30              8              7
 Capital expenditures........................        120            102             28             24
 Volume(3):
   Tropicana Pure Premium....................         64             71             18             21
   All other brands..........................         66             61             16             14
                                                  ------         ------         ------         ------
     Total volume............................        130            132             34             35
                                                  ======         ======         ======         ======
CASH FLOW DATA:
 Cash flow provided by (used for):
   Operating activities(4)...................     $   54         $   81         $    3         $   (3)
   Investing activities......................       (131)          (146)           (30)           (20)
   Financing activities......................         69             68             24             27


                                                   (footnotes on following page)

---------------

(1) All per share data are based upon the shares that will be outstanding upon consummation of the Offerings. There will be no dilutive securities outstanding upon consummation of the Offerings.



(2) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts, particularly in respect of the valuation of food and beverage companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to other measures of performance determined in accordance with generally accepted accounting principles. EBITDA may be calculated differently by other companies.



(3) Volumes represent 4 gallon equivalent cases in millions.



(4) Cash provided from operating activities includes the change in receivables from related parties, net. See the Combined Statement of Cash Flows in the Company's Combined Financial Statements included elsewhere in this Prospectus.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined financial data gives effect to
(i) the Stock Split, (ii) the incurrence by the Company of $600 million of indebtedness, (iii) the redemption by the Company of $300 million of capital from a Seagram affiliate and (iv) the settlement through repayment and capitalization of net balances with Seagram affiliates. All of these events are occurring in contemplation of the Offerings and will be effective prior to the closing of the Offerings. The actual amount of the net intercompany balances repaid or capitalized will depend on the balances as of the closing of the Offerings. The net balance due to Seagram affiliates as of March 29, 1998 was $563 million, and will be affected by the Company's operating results, working capital changes and capital expenditures through the closing. Each unaudited pro forma combined statement of operations of the Company contained herein gives effect to such transactions as if they had been completed as of December 30, 1996. The unaudited pro forma combined balance sheet of the Company contained herein gives effect to such transactions as if they had been completed on March 29, 1998.

     The unaudited pro forma combined financial data set forth below is for informational purposes only and may not necessarily be indicative of the results of operations and financial position of the Company as they may be in the future or what the results of operations or financial position of the Company would have been had such transactions occurred on the dates indicated.

     The unaudited pro forma combined financial data and accompanying notes should be read in conjunction with the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 28, 1997


                                                                           PRO FORMA
                                                        HISTORICAL        ADJUSTMENTS        PRO FORMA
                                                        ----------        -----------        ---------
                                                        (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

Net sales............................................     $1,934                              $  1,934
Cost of goods sold...................................      1,337                                 1,337
Selling, general and administrative expenses.........        430                                   430(a)
                                                          ------             ------           --------
Operating income.....................................        167                                   167
Related party interest expense, net..................         16             $  (16)(b)
Interest expense.....................................                            40(c)              40
                                                          ------             ------           --------
                                                             151                (24)               127
Provision for income taxes...........................         70                 (9)(d)             61
                                                          ------             ------           --------
Net income...........................................     $   81             $  (15)          $     66
                                                          ======             ======           ========
Pro forma basic earnings per share...................                                         $   0.50
                                                                                              ========
Pro forma diluted earnings per share.................                                         $   0.50
                                                                                              ========
Pro forma weighted average shares outstanding
  (thousands)........................................                                          130,915
Pro forma dilutive potential shares (thousands)......                                               --
                                                                                              --------
Pro forma adjusted weighted average shares
  outstanding (thousands)............................                                          130,915
                                                                                              ========


---------------
(a) Does not reflect incremental recurring corporate administrative expenses of $4 million expected to be incurred by the Company as a stand-alone entity.

(b) Reflects the elimination of related party interest expense, net upon the repayment and capitalization of the net related party balances.

(c) Reflects interest expense on borrowings of $600 million under the Bank Credit Facility at an assumed interest rate of 6.6%. If the actual interest rate varies by 1/8 of 1%, the impact on interest expense would be less than $1 million.

(d)  Reflects the income tax impact of the pro forma adjustments.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 29, 1998


                                                                           PRO FORMA
                                                        HISTORICAL        ADJUSTMENTS        PRO FORMA
                                                        ----------        -----------        ---------
                                                        (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
Net sales............................................      $505                                  $505
Cost of goods sold...................................       360                                   360
Selling, general and administrative expenses.........       105                                   105(a)
                                                           ----               ---             -------
Operating income.....................................        40                                    40
Related party interest expense, net..................         6                (6)(b)
Interest expense.....................................                          10(c)               10
                                                           ----               ---             -------
                                                             34                (4)                 30
Provision for income taxes...........................        17                (2)(d)              15
                                                           ----               ---             -------
Net income...........................................      $ 17               $(2)                $15
                                                           ====               ===             =======
Pro forma basic earnings per share...................                                           $0.11
                                                                                              =======
Pro forma diluted earnings per share.................                                           $0.11
                                                                                              =======
Pro forma weighted average shares outstanding
  (thousands)........................................                                         130,915
Pro forma dilutive potential shares (thousands)......                                              --
                                                                                              -------
Pro forma adjusted weighted average shares
  outstanding (thousands)............................                                         130,915
                                                                                              =======


---------------
(a) Does not reflect incremental recurring corporate administrative expenses of $1 million expected to be incurred by the Company as a stand-alone entity.

(b) Reflects the elimination of related party interest expense, net upon the repayment and capitalization of the net related party balances.

(c) Reflects interest expense on borrowings of $600 million under the Bank Credit Facility at an assumed interest rate of 6.6%. If the actual interest rate varies by 1/8 of 1%, the impact on interest expense would be less than $0.2 million.

(d) Reflects the income tax impact of the pro forma adjustments.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 29, 1998


                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                              ----------    -----------    ---------
                                                                          (IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $   19        $   600(a)    $
                                                                                  497(b)
                                                                                 (300)(c)
                                                                                 (797)(d)
                                                                                  263(e)
                                                                                 (263)(f)       19
  Receivable from related parties, net......................       197           (197)(b)       --
  Receivables, net of allowance for doubtful accounts.......       152                         152
  Inventories...............................................       316                         316
  Deferred income taxes.....................................         7                           7
  Prepaid expenses and other current assets.................        21                          21
                                                                ------        -------       ------
         Total current assets...............................       712           (197)         515
                                                                ------        -------       ------
Deferred charges and other assets...........................       111                         111
Property, plant and equipment, net..........................       579                         579
Excess of cost over fair value of assets acquired...........       876                         876
                                                                ------        -------       ------
           Total assets.....................................    $2,278        $  (197)      $2,081
                                                                ======        =======       ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and indebtedness payable within one
    year....................................................    $   39        $             $   39
  Accounts payable..........................................       173                         173
  Accrued liabilities.......................................        96                          96
  Income and other taxes....................................         6                           6
                                                                ------        -------       ------
         Total current liabilities..........................       314             --          314
                                                                ------        -------       ------
Long-term indebtedness......................................        --            600(a)       600
Long-term loans from affiliated companies, net..............       760            300(b)
                                                                                 (797)(d)
                                                                                 (263)(f)
Deferred income taxes.......................................        52                          52
Other liabilities...........................................        69                          69
                                                                ------        -------       ------
         Total liabilities..................................     1,195           (160)       1,035
                                                                ------        -------       ------
Commitments and contingencies...............................

Stockholders' equity:

  Business equity...........................................     1,083           (300)(c)
                                                                                  263(e)
                                                                               (1,046)(g)
  Preferred Stock, par value $.01 per share, 100,000,000
    shares authorized, no shares issued or outstanding......
  Common Stock, par value $.01 per share, 400,000,000 shares
    authorized, 130,914,826 shares issued and outstanding...                        1(g)         1
  Capital in excess of par value............................                    1,056(g)     1,056
  Cumulative currency translation adjustment................                      (11)(g)      (11)
                                                                ------        -------       ------
         Total stockholders' equity.........................     1,083            (37)       1,046
                                                                ------        -------       ------
           Total liabilities and stockholders' equity.......    $2,278        $  (197)      $2,081
                                                                ======        =======       ======


---------------
(a) Reflects borrowings under the Bank Credit Facility.

(b) Reflects the repayment of a receivable from affiliated companies and loans receivable from affiliated companies, net.

(c) Reflects the redemption of capital.

(d) Reflects the repayment of loans from affiliated companies.

(e) Reflects a capital contribution by Seagram.

(f) Reflects the repayment of remaining loans from affiliated companies.

(g) Reflects the reclassification of the business equity to Common Stock, capital in excess of par value and cumulative currency translation adjustment.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Combined Financial Statements of the Company and the Notes thereto, which are discussed below, reflect the results of operations, financial position and cash flows of the Company, including the businesses transferred to the Company from Seagram. As a result, the Combined Financial Statements of the Company have been carved out from the financial statements of Seagram using the historical results of operations and historical basis of the assets and liabilities of all the businesses which will be owned by the Company.

     The financial information included herein, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or be an accurate reflection of what the results of operations, financial position and cash flows would have been had the Company been a stand-alone entity during the periods presented, due to the fact that, historically, operations of the Company have been accounted for as a part of the larger Seagram enterprise. The financial information included herein does not reflect the many significant changes that will occur in the funding and operations of the Company when it becomes an independent public company.

     General corporate overhead related to Seagram's corporate headquarters and support functions has been allocated to the Company based on estimates of actual hours expended and resources utilized on the Company's behalf. The Company's actual general corporate overhead expense as a separate entity is expected to exceed the general corporate overhead expense Seagram allocated to it. Historically, certain expenses incurred by the Company were for services received from Seagram under direct contracting arrangements. Although management believes the allocations and the charges for such services are reasonable, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had been an independent entity and had otherwise contracted for or managed such functions. After the completion of the Offerings, the Company will manage these functions using its own resources or contract with third parties to perform these services and will be responsible for the costs and expenses associated with the management of a public company. The Company's current estimate of these expenses is reflected in the unaudited pro forma combined financial statements.

GENERAL

     The Company is the world's largest marketer and producer of branded juice. Total net sales in 1997 were in excess of $1.9 billion and operating income was $167 million. Net sales are principally affected by product quality, brand recognition, new product introductions and product line extensions, marketing and customer service. The Company's sales in the United States account for over 80% of total net sales. Europe is the Company's largest international market, accounting for over 13% of total net sales. The balance of the Company's sales come from Canada, Asia and Latin America. Sales growth is driven primarily by volume growth, while price increases are driven primarily by the Company's efforts to maintain operating margins. The Company has, for the last few years, managed its product portfolio to achieve a sales mix favoring its higher margin products.

     The principal elements comprising the Company's cost of goods sold are fruit and juice concentrates, packaging materials, labor and manufacturing overhead. The major fruits used in the production of the Company's products include oranges, grapefruits and apples. The Company also uses paper products and plastics to package its products. The prices of these materials have historically been subject to significant volatility. In addition to the foregoing factors, cost of goods sold is affected by the efficiency of production methods, the use of co-packers versus in-house production for FC products and manufacturing capacity utilization.

     The Company's selling, general and administrative expenses are comprised mainly of distribution costs, fixed trade and consumer promotion costs, other advertising costs and the cost of administrative services such as management information services, human resources and finance.

KEY FINANCIAL DRIVERS

     While the Company owns a number of brands, it has been successful over the last four years in growing its highest margin, highest priced flagship brand, Tropicana Pure Premium. Tropicana Pure Premium achieved worldwide revenues of over $1.1 billion in the year ended December 28, 1997, representing growth of 11% over the year ended December 29, 1996. This is a continuation of an ongoing shift in the Company's product mix towards Tropicana Pure Premium, which has resulted in increased revenues and margins.

     In late 1994, the Company, in conjunction with Seagram, commenced a reengineering effort to improve the effectiveness of all aspects of its U.S. manufacturing operations (fruit procurement, processing, storage and packaging) and its U.S. customer fulfillment processes (supply chain, logistics, billing and trade promotion effectiveness). The results of such efforts had a significant impact in 1996 and 1997 and led to increases in the Company's gross margin and operating income as a percentage of net sales.

     On May 19, 1995, the Company acquired the global juice and juice beverage business (excluding canned pineapple juice) of Dole for $276 million. The Dole operations which the Company acquired include fruit juices marketed under the Dole, Juice Bowl, Fruvita and Looza trademarks, as well as manufacturing capabilities in the United States, Europe and China. While the operating results of the acquired Dole juice business are not material in relation to the total net income of the Company, the year-to-year comparability of the Company's sales is affected by the acquisition.

     The following detailed analysis of operations should be read in conjunction with the Combined Financial Statements and the Notes thereto included elsewhere herein.

EARNINGS SUMMARY

                                             FISCAL YEAR ENDED                 THREE MONTHS ENDED
                                 ------------------------------------------   ---------------------
                                 DECEMBER 24,   DECEMBER 29,   DECEMBER 28,   MARCH 30,   MARCH 29,
                                     1995           1996           1997         1997        1998
                                 ------------   ------------   ------------   ---------   ---------
                                                       (DOLLARS IN MILLIONS)
Net sales
  United States
     Tropicana Pure Premium....     $  697         $  778         $  853        $216        $245
     All other brands..........        675            762            709         189         171
                                    ------         ------         ------        ----        ----
Total United States............      1,372          1,540          1,562         405         416
                                    ------         ------         ------        ----        ----
  International
     Tropicana Pure Premium....        213            224            260          62          67
     All other brands..........         78            131            112          26          22
                                    ------         ------         ------        ----        ----
Total International............        291            355            372          88          89
                                    ------         ------         ------        ----        ----
Total net sales................     $1,663         $1,895         $1,934        $493        $505
                                    ======         ======         ======        ====        ====
Operating income(1)
  United States................     $   76         $  112         $  162        $ 37        $ 40
  International................          1             13              5          (1)         --
                                    ------         ------         ------        ----        ----
Total operating income.........     $   77         $  125         $  167        $ 36        $ 40
                                    ======         ======         ======        ====        ====

---------------

(1) This geographic breakdown reflects the elimination of intercompany profit and, as such, is different from the geographic data in Note 8 to the Company's Combined Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's combined statements of income for the periods shown below:

                                          FISCAL YEAR ENDED                    THREE MONTHS ENDED
                             --------------------------------------------    ----------------------
                             DECEMBER 24,    DECEMBER 29,    DECEMBER 28,    MARCH 30,    MARCH 29,
                                 1995            1996            1997          1997         1998
                             ------------    ------------    ------------    ---------    ---------
Net sales..................     100.0%          100.0%          100.0%         100.0%       100.0%
Cost of goods sold.........      72.9            71.3            69.1           69.4         71.3
                                -----           -----           -----          -----        -----
Gross margin...............      27.1            28.7            30.9           30.6         28.7
Selling, general and
  administrative
  expenses.................      22.5            22.1            22.3           23.3         20.8
                                -----           -----           -----          -----        -----
Operating margin...........       4.6%            6.6%            8.6%           7.3%         7.9%

FIRST QUARTER 1998 VS. FIRST QUARTER 1997

  NET SALES

     For the three months ended March 29, 1998, the Company had net sales of $505 million, a 2% increase over the three months ended March 30, 1997, with a corresponding 2% increase in total volume in the quarter. Total Tropicana Pure Premium net sales for the first quarter increased 12%, to $312 million.

     UNITED STATES. In the quarter ended March 29, 1998, total U.S. net sales increased 3% to $416 million. Net sales of Tropicana Pure Premium in the United States rose to $245 million for the three months ended March 29, 1998, a 13% increase over the first quarter of 1997, reflecting 16% volume growth. This growth was largely attributable to the two nutritionally enhanced versions of Tropicana Pure Premium orange juice. The Company reformulated both its Orange Juice with Calcium product for better taste and calcium absorption and its Double Vitamin C product, in July 1997. Also contributing to the increase was the introduction of Tropical Orange, a new product in the Company's line of blended NFC juices. In the chilled NFC segment, Tropicana Pure Premium achieved a 71.9% share in the first quarter of 1998, 0.4 share points higher than in the comparable period in 1997.

     Domestic net sales of all other brands were $171 million, a 10% decrease from the first quarter of 1997, reflecting an 11% volume decrease. The decrease was primarily attributable to Tropicana Season's Best, which had net sales of $94 million, 14% less than in the prior year. The decline in Tropicana Season's Best net sales was due to continued competitive pressure on prices and reduced shelf space for this product from the prior year, combined with the Company's strategic focus on shifting consumers from FC orange juice to NFC orange juice. Although Tropicana Season's Best shelf space decreased, shelf space for Tropicana Pure Premium increased reflecting the trend towards higher consumer demand for NFC products. Net sales of Dole products increased 2% over the prior year for the three months ended March 29, 1998 to $39 million, as continued growth in chilled juice offset declines in frozen and ambient juice net sales. Tropicana Twister net sales declined 11% in the first quarter of 1998 to $24 million primarily as a result of a reduction in available retail shelf space for this product. The Company is in the process of rolling out a reformulated Tropicana Twister which has been repackaged from glass to a more convenient plastic package.

     INTERNATIONAL. For the three months ended March 29, 1998, total international net sales increased 1% to $89 million. Excluding the impact of unfavorable foreign exchange rates, net sales would have increased approximately 6%. For the three months ended March 29, 1998, international net sales of Tropicana Pure Premium increased 8% from the comparable period in 1997, to $67 million, reflecting a 9% volume increase. European net sales for the brand also grew 8% while case volumes increased by 13%. Chilled volume gains of 13% and 28% were achieved over the prior year in the United Kingdom and France, respectively. Canadian net sales for the brand grew 9% in the first quarter of 1998 as compared to the first quarter of 1997.

     International net sales of all other brands declined 15% to $22 million for the three months ended March 29, 1998, reflecting a 15% volume decrease.

  COST OF GOODS SOLD

     Cost of goods sold for the three months ended March 29, 1998, was $360 million, a 5% increase over the prior period. Cost of goods sold as a percentage of net sales increased to 71.3% from 69.4% in the prior period. The increase was primarily caused by orange costs, as the spot market price of FC orange juice rose in anticipation of a substantially smaller orange crop in Brazil. Because the Company contracts for most of its oranges through long-term contracts, which only partially take into account the price of FC orange juice, the Company's fruit costs do not correlate directly with changes in commodity markets. See "Business -- Raw Materials." Partially offsetting the increase in orange costs were favorable price conditions for pineapple, apple and grape concentrates, which had been trading near the high end of their historical ranges. In response to the higher orange costs, the Company reassessed its pricing policy and announced a price increase in the United States effective June 29, 1998.

     Also contributing to the increased cost of goods sold was the outsourcing of certain FC production to co-packers as volume began to exceed existing capacity. While outsourcing increased the average cost per case, it generated incremental volume and profit for the Company without increasing capital employed.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses, which constituted 20.8% of net sales in the three months ended March 29, 1998, decreased by $10 million over the comparable period in 1997 principally due to the timing of trade and consumer spending.

  OPERATING INCOME

     Operating income rose to $40 million for the three months ended March 29, 1998, an 11% increase over the prior period. Operating margin increased to 7.9% for the three months ended March 29, 1998 from 7.3% in the comparable period in 1997.

FISCAL YEAR 1997 VS. FISCAL YEAR 1996

  NET SALES

     The Company's net sales were $1,934 million in the year ended December 28, 1997, a 2% increase over the prior period. Total volume increased 2% for the year. Net sales from Tropicana Pure Premium were $1,113 million, an increase of 11% over 1996.

     UNITED STATES. For the year ended December 28, 1997, total U.S. net sales increased 1% to $1,562 million. Net sales of Tropicana Pure Premium in the United States were $853 million in 1997, an increase of 10% over the prior year. Net sales growth was attributable to 10% higher volume as well as the full year impact of a price increase taken in April 1996. The volume growth was attributable to increased sales of existing products as well as the introduction of two line extensions, Orange Juice with Calcium and Double Vitamin C. Tropicana Pure Premium net sales represented a 71.2% share of chilled NFC orange juice sales in the United States, a 1.2 share point improvement over 1996.

     Net sales of all other brands in the United States declined 7% to $709 million, reflecting an 8% decrease in volume. This decline is primarily attributable to Tropicana Season's Best, net sales of which decreased 7% to $403 million in 1997. The decrease in net sales of Tropicana Season's Best was due to unfavorable price comparisons as the Company held prices constant in a declining marketplace in order to strengthen margins and improve overall profitability. Dole net sales rose to $152 million, a 5% increase over 1996, as a result of a marketing program that introduced new flavors and discontinued others. Tropicana Twister net sales decreased 16% to $99 million in 1997 primarily as a result of a reduction in available retail shelf space.

     INTERNATIONAL. In the year ended December 28, 1997, total international net sales increased 5% to $372 million. Excluding the impact of unfavorable foreign exchange rates, net sales would have increased approximately 14%. In 1997, Tropicana Pure Premium accounted for 72% of case volumes and 70% of net sales in the Company's international markets. The brand's net sales grew to $260 million in 1997, an increase of 16% over the prior year, reflecting a 20% increase in volume. Nearly all of the international sales and volumes for Tropicana Pure Premium are in Europe and Canada, with most of the European business for the brand in the United Kingdom and France. Tropicana Pure Premium net sales in Europe increased 13% to $160 million in 1997 in a highly competitive marketplace where new brands of NFC and FC chilled juices were being introduced. In France, Tropicana Pure Premium is available in both chilled and ambient form and has faced competition from the entry of lower priced NFC and FC chilled brands and private label juices and ambient juices. Within this competitive environment, Tropicana Pure Premium chilled juices grew 15% in case volume in 1997 over 1996. In the United Kingdom, the Company recorded a 77.5% share of the chilled NFC market in 1997, a 5.0 share point increase over 1996 in an expanding market. Net sales of Tropicana Pure Premium in the United Kingdom also benefited from a new distribution alliance designed to improve the brand's availability outside of the grocery channel. Net sales for Tropicana Pure Premium in Canada increased 27% to $95 million in 1997, and its share of the chilled NFC orange juice market improved 2.2 share points over the prior year to 77.9%.

     Net sales from all other brands internationally declined 15% to $112 million, on flat volume, primarily as a result of unfavorable foreign exchange rates. In Europe, the Company's two largest brands after Tropicana Pure Premium are Fruvita and Looza. Fruvita revenue declined 16% to $38 million in 1997. Looza revenue declined 6% from 1996 levels to $25 million. Asia posted volume growth on Dole 100% juices in China, as well as on FC products in other countries within the region.

  COST OF GOODS SOLD

     Cost of goods sold declined 1% in 1997 to $1,337 million. Cost of goods sold represented 69.1% of net sales in 1997, a 2.2 point decrease from 1996. Fruit represents a significant portion of total cost and the year was characterized by generally falling prices, as crops in Florida and Brazil were at or near record levels. While the Company's costs do not directly correlate with fluctuations in the commodity markets, the favorable supply environment contributed to the overall performance. An internal cost reduction program in the United States designed to encourage employees to seek out savings opportunities also contributed to the improved gross margin. Additional savings were realized through the ongoing impact of the manufacturing reengineering program.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased 3% over 1996 to $430 million. Selling general and administrative expenses remained relatively constant as a percentage of net sales at 22.3%. Total brand spending remained consistent with the prior year.

  OPERATING INCOME

     Operating income was $167 million in 1997, an increase of 34% over 1996. The Company's operating margin increased to 8.6% of net sales, a 2.0 point improvement over the prior year.

FISCAL YEAR 1996 VS. FISCAL YEAR 1995

  NET SALES

     The Company's net sales were $1,895 million for the year ended December 29, 1996, a 14% increase over the prior year. Total volume increased 12% for the year. The net sales increase was driven by growth in the base business and the acquisition of the Dole juice business in May 1995.

Excluding the impact of the Dole juice acquisition, net sales would have increased 8% in 1996 over 1995.

     UNITED STATES. For the year ended December 29, 1996, total U.S. net sales increased 12% to $1,540 million. Net sales of Tropicana Pure Premium were $778 million in 1996, an increase of 12% over 1995. The growth in net sales was attributable to a volume increase of 11% and a price increase effective April 1996 taken to offset a temporary increase in fruit costs. The increase in volume was primarily driven by sales of existing products and the introduction of Tropicana Pure Premium Tangerine Orange. The Company's net sales represented a 69.9% share of chilled NFC orange juice sales in 1996, a 1.5 share point improvement over 1995.

     Net sales of all other brands in the United States increased 13%, reflecting an 11% volume increase. Excluding the impact of the Dole juice acquisition, net sales from all other brands were $618 million, a $32 million increase over 1995. The increase resulted primarily from increased net sales of Tropicana Season's Best, up 9% to $435 million in 1996, reflecting a gain in net sales in club and warehouse stores. Tropicana Twister sales also increased 3% to $117 million in 1996.

     INTERNATIONAL. For the year ended December 29, 1996, total international net sales increased 22% to $355 million. Excluding the impact of unfavorable foreign exchange rates, net sales would have increased approximately 25%. Tropicana Pure Premium net sales grew to $224 million, an increase of 5% over 1995, reflecting a 12% increase in volume. In Canada, Tropicana Pure Premium net sales increased 29% in 1996 and the brand's share of the NFC orange juice segment advanced 10.0 share points to 75.7%. The growth in Canada was due in part to continued expansion into the western provinces.

     International net sales from all other brands were $131 million, an increase of 68% over the prior year, reflecting a 56% increase in volume. The increase in net sales resulted primarily from the full year impact of the Dole juice acquisition in May 1995, which brought Fruvita NFC juices, Dole juices and Looza nectars and juices into the European business. Net sales of brands acquired in the Dole juice acquisition increased 91% to $105 million in 1996.

  COST OF GOODS SOLD

     Cost of goods sold increased 12% in 1996 to $1,352 million. As a percentage of net sales, cost of goods sold declined 1.6 percentage points to 71.3% reflecting savings realized from the Company's manufacturing reengineering program begun in late 1994. All aspects of operations, including fruit procurement, processing, storage and packaging were examined to optimize efficiencies. As a result of the reengineering, new systems were implemented and the Bradenton distribution center was redesigned.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased 12% to $418 million in 1996. In the fourth quarter of 1995, the Company recorded a pretax charge of $16 million in connection with the reengineering process. The Company's selling, general and administrative expenses as a percentage of net sales was 22.1% compared to 22.5% (or 21.5% before the reengineering charge) in the prior year. Excluding the reengineering charge, the increase in selling, general and administrative expenses as a percentage of net sales was primarily due to increased sales, marketing, research and technology staff hired to strengthen the Company's capabilities. Partially offsetting the increase were benefits from the customer fulfillment reengineering process that revamped the sales planning and promotion process. While total brand support and fixed trade spending remained relatively constant, there was a significant shift in the mix from fixed trade to advertising as a result of the Company's reengineering process. The higher advertising expenditures supported the launch of the "Perfect" campaign for Tropicana Pure Premium.

  OPERATING INCOME

     Operating income was $125 million, an increase of 62% over 1995. The Company's operating margin was 6.6% compared to 4.6% (or 5.6% before the reengineering charge) in the prior year.

  NON-RECURRING EXPENSES

     The Company will incur approximately $8 million of one time pre-tax costs in the third and fourth quarters of fiscal 1998 in connection with its transformation into an independent public company. Such amount includes expenses associated with the relocation of the Company's headquarters to another location in the Bradenton/Sarasota area, the recruitment of key personnel and the establishment of certain management information systems.

LIQUIDITY AND CAPITAL RESOURCES

  GENERAL

     The Company has historically funded its working capital requirements and capital expenditures with cash flow generated from operations and borrowings from affiliated companies. The Company has historically participated in Seagram's centralized treasury and cash management processes. Cash deposits for the Company are transferred to Seagram on a daily basis and Seagram funds the Company's disbursement bank accounts as required. These transactions are reflected in the net receivable from related parties balance, which is non-interest bearing. After the Offerings, the Company will no longer participate in Seagram's cash management program.

     Historically, the Company entered into a number of transactions with affiliated companies as part of Seagram's global finance strategy. The amount of indebtedness and interest rates payable pursuant to these transactions are not reflective of what would have occurred if the Company were a stand-alone entity. As set forth in the financial information included herein, net interest expense reflects interest associated with loans from affiliated companies. Related party net interest expense was $83 million, $64 million and $16 million for fiscal years 1995, 1996 and 1997, respectively, and $8 million and $6 million for the first quarters of 1997 and 1998, respectively.

     At March 29, 1998, the Company had net long-term loans from affiliated companies of $760 million, approximately $312 million of which relates to the partial funding of the Dole juice acquisition and the partial funding of the Company's capital expenditures. The balance of the loans is attributable to the Company's participation in Seagram's global finance strategy.

     In connection with the Offerings, it is anticipated that the Company will enter into the Bank Credit Facility, which is expected to provide $800 million of available credit on a revolving basis. At the time of the Offerings, the Company will borrow $600 million under the Bank Credit Facility. The Company will use these funds to redeem capital and to partially repay the net loans from affiliated companies. Seagram will then make a capital contribution to the Company to enable it to pay off the remaining loan balance to affiliated companies. If the Underwriters' over-allotment options are exercised in full, the net proceeds to the Company of such exercise will be used to reduce indebtedness under the Bank Credit Facility.

     The Company will continue to participate in Seagram's cash management program through the closing of the Offerings. The actual amount of the net intercompany balances repaid or capitalized will depend on the amounts as of the closing of the Offerings. The net balance due Seagram as of March 29, 1998 was $563 million and will be affected by the Company's operating results, working capital changes and capital expenditures through the closing. To the extent that the Company's operating, investing and financing activities result in a net increase in cash between March 29, 1998 and the closing of the Offerings, the net loan balance due to Seagram will be decreased. As a consequence thereof and the repayments discussed above, the amount of indebtedness to be capitalized would be reduced. Conversely, if the Company's operating, investing and financing activities use cash during such period, the intercompany loan balance will be increased as will the amount thereof to be capitalized.

     Based upon current and anticipated levels of operations, the Company believes that its cash on hand and cash flow from operations, combined with borrowings available under the Bank Credit Facility, will be sufficient to enable the Company to meet its current and anticipated cash operating requirements, capital expenditures and working capital needs for the foreseeable future. However, actual capital requirements may change, particularly as a result of any acquisitions which the Company may make. The ability of the Company to meet its current and anticipated operating requirements will be dependent upon the future performance of the Company which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control.

     The Company is included in the consolidated federal and certain state income tax returns of the Selling Stockholder's parent. While the provision for income taxes is computed on a separate company basis, the historical income tax provision may not be reflective of the income tax provision on a stand-alone basis. The provision for income taxes was $17 million, $40 million and $70 million for fiscal years 1995, 1996 and 1997, respectively, and $13 million and $17 million for the first quarters of 1997 and 1998, respectively. Net income
(loss), which reflects the operating results described previously and the related party interest expense and provision for income taxes described above, was ($23) million, $21 million and $81 million for fiscal years 1995, 1996 and 1997, respectively, and $15 million and $17 million for the first quarters of 1997 and 1998, respectively.

  CASH FLOW

     FIRST QUARTER 1998 VS. FIRST QUARTER 1997. Net cash used for operating activities in the three months ended March 29, 1998 was $3 million compared with $3 million of net cash provided by operating activities in the comparable period in 1997. Excluding the change in the receivable from related parties, net cash provided by operating activities was $8 million in the three months ended March 29, 1998 compared with cash used for operating activities of $6 million in the comparable period of 1997. Cash from operating activities in the first quarter of 1998 included net income of $17 million and significant non-cash charges such as depreciation and amortization of assets and amortization of goodwill. In 1998 net working capital (excluding intercompany receivables), primarily inventory, required $24 million of cash. In the comparable period in 1997, net income and non-cash charges were reduced by higher working capital requirements.

     Net cash used for investing activities was $20 million in the three months ended March 29, 1998 primarily as a result of $24 million of capital expenditures. In the prior period, net cash of $30 million was used primarily for $28 million of capital expenditures.

     The net result of the cash used by operating activities and investing activities and the cash provided by financing activities was a $4 million increase in cash and cash equivalents. In the comparable period in 1997, the Company received $601 million of capital contributions from affiliates and repaid $581 million in loans from affiliated companies. Cash and cash equivalents declined $3 million in the quarter ended March 30, 1997.

     FISCAL YEAR 1997 VS. FISCAL YEAR 1996. Net cash provided by operating activities in the year ended December 28, 1997 increased to $81 million from $54 million in 1996. Excluding the change in the receivables from related parties, net cash provided by operating activities was $197 million in fiscal 1997 compared with $55 million in fiscal 1996. The 1997 results included net income of $81 million and the Company's non-cash charges, such as depreciation and amortization of assets and amortization of goodwill. In 1996, net income and the non-cash charges were reduced by higher working capital requirements.

     Net cash used for investing activities was $146 million in the year ended December 28, 1997. The major items which required cash included $102 million of capital expenditures and the

$19 million acquisition in December 1997 of Copella Fruit Juices Limited, which produces and markets the best selling NFC apple juice in the United Kingdom. In 1996, net cash used for investing activities of $131 million primarily related to $120 million of capital expenditures.

     In the year ended December 28, 1997, the Company received $31 million in loans and $28 million of capital contributions from affiliated companies. The net result of the cash provided by operating activities and financing activities and the cash used for investing activities was a $3 million increase in cash and cash equivalents. In 1996, the Company received $341 million of additional capital contributions and repaid $281 million in loans from affiliates. Cash and cash equivalents declined $8 million in the year ended December 29, 1996.

  CAPITAL EXPENDITURES

     The Company's business requires substantial ongoing capital investments. Capital expenditures totaled $80 million, $120 million and $102 million during 1995, 1996 and 1997, respectively, and $28 million and $24 million for the first quarters of 1997 and 1998, respectively. Management believes that capital expenditures will continue to be significant, with most of the spending dedicated to storage and production equipment, computers and software, and building additions. Specific projects include storage capacity for NFC juice and additional packaging lines. The Company has existing capital commitments of approximately $15 million for the Company's new research and development facility and machinery and equipment to meet additional capacity requirements.

ENVIRONMENTAL CONSIDERATIONS

     The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations including those pertaining to storage, use and production of certain hazardous and other regulated materials, the release or discharge of contaminants into the environment and the operation of pollution control equipment and systems and the management and disposition of wastes (including solid and hazardous wastes). The Company has spent approximately $7 million per year, in each of the last three years, on environmental operating expenses. In addition, the Company's capital expenditures on environmental matters have averaged approximately $5 million per year for the last three years. The Company expects these operating expenses and capital expenditures to increase as expenditures are made for expanded waste water treatment facilities and new refrigeration equipment. It is not anticipated that insurance will cover any of these expenses.

MARKET RISK

     The Company is exposed to changes in financial and commodity market conditions in the normal course of its business operations. Market risk is the uncertainty to which future earnings or asset and liability values are exposed due to operating cash flows denominated in foreign currencies, various financial instruments used in the normal course of operations and commodity price fluctuations. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

     The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities which include borrowings from Seagram and related parties used to maintain liquidity and fund its business operations. The nature and amount of the Company's borrowings can be expected to vary as a result of future business requirements, market conditions and other factors.

     The Company's operating cash flows denominated in foreign currency as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Company continually evaluates its foreign currency exposure (primarily

Canadian dollar, British pound, French franc, Belgian franc and Japanese yen), based on current market conditions and the business environment. To mitigate the effect of foreign currency risk, the Company from time to time engages in currency hedging activities. No material forward contracts were outstanding as of March 29, 1998.

     The Company is exposed to changes in the price of fruit. The Company contracts for most of its oranges through long-term contracts with approximately 250 growers. These contracts contain provisions which take into account the price of FC orange juice but do not fully reflect such pricing. As a result, the Company's fruit costs do not correlate directly with changes in commodity markets. See "Business -- Raw Materials."

YEAR 2000

     The Company has implemented a Year 2000 program aimed at ensuring that the Company's computer systems and applications will function properly beyond 1999. Expenditures relating to software modifications for Year 2000 compliance are currently estimated to be approximately $8 million and are not expected to have a material adverse effect on the Company's financial condition, operations or liquidity. While the Company is communicating with key suppliers, customers and other constituents to determine their Year 2000 readiness, there can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board recently issued FAS 130, Reporting Comprehensive Income, which is effective for the Company's fiscal year beginning December 29, 1997. FAS 130 requires that comprehensive income be reported as a part of the full financial statements. Comprehensive income is a measure of all changes in equity resulting from transactions and events recognized during the period, except transactions with the enterprise's owners in their capacity as owners. The Company has presented the required information in the Statement of Business Equity and Comprehensive Income (Loss).

     The Financial Accounting Standards Board recently issued FAS 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for the Company's fiscal year beginning December 29, 1997. Under FAS 131 the basis for determining an enterprise's operating segments is the manner in which management operates the businesses. The Company does not expect that the adoption of this pronouncement will significantly effect its financial disclosure obligations.

     The American Institute of Certified Public Accountants recently issued a Statement of Position, Reporting on the Costs of Start-Up Activities, which is effective for the Company's fiscal year beginning December 28, 1998, with earlier application encouraged. Beginning in fiscal year 1999, costs of start-up activities should be expensed as incurred. Start-up costs capitalized through December 27, 1998 will be written off as a cumulative effect of a change in accounting principle in comparative financial statements. The Company anticipates adopting this standard for the fourth quarter of its fiscal year ending December 27, 1998, with a resulting charge of approximately $6 million pre-tax.

     The Financial Accounting Standards Board has issued FAS 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which is effective for the Company's fiscal year beginning December 29, 1997. FAS 132 requires certain additional disclosures and standardizes the disclosure requirements for pensions and other postretirement benefits. The Company does not expect that the adoption of this pronouncement will significantly impact its financial disclosure obligations.

     The Financial Accounting Standards Board has issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for the Company's fiscal year beginning December 27, 1999. This Statement requires that derivative instruments be recognized as assets or liabilities and measured at fair value. The Company is currently evaluating, and has not yet determined, the effect that the adoption of FAS 133 will have on its financial statements.

                                    BUSINESS

GENERAL

     The Company is the world's largest marketer and producer of branded juices. The Company's portfolio consists of some of the best known trademarks in juice including Tropicana Pure Premium and Dole. Tropicana Pure Premium, the Company's leading trademark, is the fifth largest brand of all food products sold in grocery stores in the United States and has a 71.2% share of the $1.2 billion chilled NFC orange juice segment. The Company markets and distributes its products in 23 countries.

     Since 1993, the Company's net sales have grown at a more than 10% annual rate to over $1.9 billion, while operating income has increased at an approximately 15% annual rate to $167 million over the same period.

     Within the U.S. juice and juice beverage market, the size of which management believes to be approximately $16 billion across all channels of trade, the Company competes in all three segments: chilled, ambient and frozen. In the grocery trade channel, a $9.8 billion market, the annual growth rate of the total juice and juice beverage market since 1993 has been approximately 3%.

     The Company's focus is on the faster growing chilled segment which has experienced annual growth of nearly 6% over the past four years. The Company is the market leader in the total chilled juice and chilled orange juice segments, with market shares of 33.5% and 40.6%, respectively. Additionally, the Company has been the driver of the growth of the chilled NFC orange juice segment which has grown more than 8% annually since 1993. Tropicana Pure Premium's share of the chilled NFC orange juice segment has been growing, and is currently 71.2%. The Company's highest product profit margins are in this fastest growing segment.

     Internationally, the Company holds leading positions in the chilled orange juice and chilled NFC orange juice segments in Belgium, Canada, France and the United Kingdom. Since 1995, across all four countries, both segments have exhibited strong growth, with annual sales growth of nearly 12% for chilled orange juice and 20% for chilled NFC orange juice. In addition, the Company is expanding its presence in Asia, with chilled juice sales in Japan (through a joint venture with Kirin), Taiwan and Hong Kong as well as ambient juice sales in China and Japan.

     In addition to Tropicana Pure Premium and Dole juices, the Company's products also include Tropicana Season's Best and Tropicana Pure Tropics 100% juices and Tropicana Twister juice beverages in the United States, and Fruvita chilled and Hitchcock ambient NFC juices and Looza nectars and juices in Europe. In 1997, the Company acquired Copella Fruit Juices Limited, a company which produces and markets the best selling NFC apple juice in the United Kingdom.

     All of the Company's ready-to-serve products are pasteurized to prolong shelf life and ensure safety. Management believes that the Company's brands have become synonymous with high quality, great tasting and healthy juices.

THE MARKET

     Management estimates that in 1997, the world's population purchased over 10 billion gallons of juice and juice beverages, representing approximately $30 billion in sales. Annual market growth for the past several years has been estimated to be approximately 5%.

     Management estimates that 1997 per capita consumption of packaged, ready-to-serve juice and juice beverages which averaged less than 2 gallons worldwide, varies from a high of approximately 15 gallons in the United States to 6 gallons in Europe and approximately one-half gallon in Asia. Management believes that as major retailers continue to expand internationally, retail and distribution infrastructure will be developed to support growth in sales of higher quality packaged juices, both chilled and ambient. The Company believes it is well-positioned to continue to take advantage of the growth potential both in the United States and in international markets.

     The Company believes there will be continued growth in the total juice and juice beverage market. Management believes that consumers have become increasingly aware of the connection between diet and good health, and as a result, demand for fruits and vegetables, and fruit and vegetable juices, is increasing. Juices (especially orange juice) are perceived not only as healthy but also great tasting, a much sought after combination in the food business. Consumers around the world are looking for better quality, fresher tasting juices in convenient packaging. The Company believes recent media coverage in the United States concerning the high nutritional value of some juices (including orange juice) has contributed to higher growth rates for chilled juices and chilled NFC orange juice, where the Company is the market leader.

     Management estimates that orange juice represents one out of every four glasses of packaged juice and juice beverages consumed in the world. This varies by market, with more economically developed regions like North America and Western Europe consuming more packaged orange juice. In these markets the trend towards higher quality chilled and chilled NFC orange juice is strong with 1997 growth rates for chilled orange juice and chilled NFC orange juice at over 9% and almost 12%, respectively, in the United States, almost 19% and nearly 23%, respectively, in Canada and greater than 5% and more than 23%, respectively, in the United Kingdom.

     While 38% of the case volume of the juice and juice beverage market in the United States is chilled, management estimates that less than 10% of the international market's volume is chilled. As international infrastructures improve to allow for the handling of these types of products, management expects a continued trend towards growth of this segment with consumers willing to trade up to higher quality and better taste.

COMPETITIVE STRENGTHS

     In the last five years, the Company's U.S. business has been significantly reoriented with the intent of strengthening consumer and customer focus and enhancing operational effectiveness and efficiency. Similar initiatives are now being implemented outside the United States. These initiatives have contributed to the following competitive strengths:

     MARKET LEADERSHIP IN A GROWING CATEGORY. The Company has the highest market share among chilled orange juice competitors in the United States and in most countries it has entered. In the United States in 1997, the Company had a 71.2% share of the chilled NFC orange juice segment, and a 40.6% share of the chilled orange juice segment, more than double that of its next largest competitor. The Company's size in the United States allows it to enjoy economies of scale relative to its competition in chilled distribution, packaging, manufacturing and marketing.

     In the United States, orange juice consumption has continued to shift from frozen orange juice to chilled FC orange juice to chilled NFC orange juice. Since 1993, the annual growth rate for chilled NFC orange juice has been greater than 8% as compared to less than 5% growth for chilled FC orange juice and a decline of more than 6% for frozen orange juice.

     Tropicana Pure Premium has driven the growth in chilled NFC orange juice by capitalizing on the consumer trend towards healthier, better tasting foods and beverages. Programs to continuously improve product quality, provide consumers with great tasting and innovative line extensions under the Tropicana Pure Premium banner (Tangerine Orange, Tropical Orange and Ruby Red Grapefruit) and nutritionally enhanced line extensions (with Calcium and Double Vitamin C), expanded distribution and strong advertising and public relations programs promoting the taste/health combination Tropicana Pure Premium provides, have all contributed to this growth.

     Internationally, the Company has built on its success in the United States by establishing the chilled NFC orange juice segment in Canada, the United Kingdom and France. In less developed countries, where chilled retail infrastructure is small or does not exist, the Company has established itself as the marketer of the best quality juice available, focusing on ambient 100% juices. The Company has a leadership position in Japan in ambient 100% juices.

     STRONG BRAND EQUITIES. Tropicana Pure Premium is the most widely recognized orange juice brand in the United States and Canada and the most widely recognized chilled orange juice brand in France and the United Kingdom. It is the fifth largest selling food brand in U.S. grocery stores and Tropicana is the fourth largest selling brand in Canadian grocery stores. Management believes that the Dole trademark, which has been in use for over fifty years, is widely known in many countries throughout the world for freshness and quality in fruits and vegetables. The Company continues to build on these strong equities through advertising, public relations programs and continuous improvement in product quality.

     EXCELLENCE IN CUSTOMER SERVICE AND LOGISTICS. The Company provides its leading customers in the United States with a full array of logistical and category management services including: inventory management, electronic ordering and billing, the assistance of one-stop customer service representatives, strategic co-marketing programs, account specific planograms and account specific consumer insights. These customer planning and service strengths were derived from a reengineering effort begun in 1994 and have resulted in the Company becoming a preferred supplier among its top accounts. The Company also implemented a proprietary customer planning, promotion and billing system that has resulted in 95% invoice accuracy.

     OPERATIONAL EXPERTISE AND EMERGING GLOBAL NETWORK. Management believes it has the largest orange juice processing plant in North America at its Bradenton, Florida facility. This 250 acre vertically integrated facility processes more than 2.7 billion pounds of fruit annually and packages and distributes more than 100 million cases of juice products annually in the United States. The Company's Bradenton facility achieved ISO-9001 quality certification in 1998, which management believes has been obtained by less than 10% of all packaged food facilities worldwide. The Company owns manufacturing facilities in the United States, Europe and Asia which are augmented by a network of co-packers in the United States and several countries throughout the world. Management believes that packing product close to the customer translates to higher quality products, better customer service and lower costs. The Company is in the process of implementing a supply chain and manufacturing reengineering program in Europe which it believes will provide greater efficiencies and effectiveness in manufacturing and logistics.

     SUCCESSFUL INNOVATION IN PRODUCTS AND TECHNOLOGY. In June 1998, the Company opened a new research and development facility which includes a state of the art pilot plant. The Company's research and development efforts, which it believes are the most extensive in the juice industry, focus on all aspects of the procurement, production and packaging processes, including fruit processing, juice blending, nutritional understanding, new product development and packaging technologies and processes.

GROWTH STRATEGIES

     CONTINUE TO DRIVE GROWTH OF TROPICANA PURE PREMIUM AND THE CHILLED NFC SEGMENT IN THE UNITED STATES. Chilled NFC orange juice is approximately a $1.2 billion segment in the United States. The percentage of households buying chilled NFC orange juice has expanded from 35% in 1994 to approximately 42% in 1997. The chilled NFC orange juice segment is more developed in the northeastern part of the country where the penetration rate (percentage of households buying chilled NFC orange juice) is more than double that of the west coast. Tropicana Pure Premium case volumes have continued to grow across the country in all markets, while the Company has successfully added marketing and distribution resources to accelerate growth outside the northeast. The Company believes that as the market leader it is well positioned to continue to grow this segment by encouraging consumers to trade up from FC orange juice.

     The Company has also implemented a series of programs designed to increase consumption of Tropicana Pure Premium. These programs include larger package sizes, new citrus flavor blends, frequent buyer programs and public relations programs focused on the health benefits of drinking Tropicana Pure Premium. Additionally, the Company recognizes that an increasing percentage of consumption of all meals, including breakfast (when orange juice consumption is especially strong), takes place outside the home. As a result, the Company is expanding the availability of Tropicana Pure Premium in convenience stores and foodservice channels, and improving its packaging to better service this trend.

     FOCUS ON EXTENSION OF THE PRODUCT PORTFOLIO AND PRODUCT AND PACKAGING INNOVATION. The Company is continuously introducing line extensions under the Tropicana Pure Premium label. For example, the Company successfully introduced Tangerine Orange and Tropical Orange flavors. Capitalizing on the success it had with its high pulp orange juice product called Tropicana Pure Premium Grovestand, the Company introduced Grovestand Grapefruit juice which has helped the Company solidify its number one position in chilled grapefruit juice. In addition, the Company reformulated its nutritionally enhanced Orange Juice with Calcium product for better taste and calcium absorption and its Double Vitamin C product. Sales of these nutritionally enhanced products have more than doubled since launched in July 1997. The Company is also testing new products, including Tropicana Fruitwise, a line of smoothies and fortified shakes currently available in approximately 9% of the United States. In packaging, the Company has used for several years, a proprietary Dual-Lock package which guarantees better product quality to the consumer. The Company continues to innovate and provide consumer-friendly, easy-to-use packaging, including pour spouts on cartons with easy-to-open plastic pull rings and plastic packaging. In addition, the Company is expanding its focus on channels of distribution outside grocery stores and improving its packaging to better service consumers in these accounts.

     CONTINUE TO BUILD LEADERSHIP POSITION WITH THE TRADE. The Company plans to continue to bring new products and services to the retail trade to enhance its leadership position in the United States. It also plans to extend many of the services it currently provides to the grocery trade to other trade channels as well. Management has developed customer service metrics to measure progress in all key areas including forecasting accuracy, order fulfillment, invoice accuracy and inventory management. Management believes the emergence of global retailers will positively affect its business as these customers expand into other countries and want to carry the Company's brands.

     GROW THE INTERNATIONAL BUSINESS. In 1997, approximately 19% of the Company's net sales (excluding the joint venture in Japan) were attributable to its international operations, compared to less than 3% in 1988. Currently, the Company owns the best selling chilled NFC juice brands in Belgium, Canada, France, Hong Kong and the United Kingdom, and the best selling ambient 100% juice brand in Japan. Although the Company has sales in 22 countries outside the United States, sales in Canada, France and the United Kingdom account for most of the international net sales. Management believes there is additional opportunity for significant growth within existing markets, as well as the opportunity to grow through entry into new markets as the right consumer and trade conditions arise. The Company believes it will extend its leadership position through a combination of brand building activities with both consumers and the retail trade, and the strengthening of its operating networks in sourcing, manufacturing and logistics. The Company may also pursue acquisitions that are complementary and add new operating capabilities or access to new markets.

     IMPROVE OPERATING MARGINS. The Company has been successful at growing its higher priced, higher margin chilled NFC products in the United States while de-emphasizing the lower margin frozen and juice beverage products, which has resulted in improved overall U.S. operating margins. The Company has also reformulated some of its FC juices and beverage products for lower cost and higher consumer acceptance, thereby improving margins on these products as well. While reengineering has already addressed major structural cost savings opportunities in the United States, the Company is continuing to pursue additional cost reductions to maintain or improve margins. Internationally, the Company has begun similar reengineering programs in Europe in the areas of manufacturing and logistics which it believes will improve efficiencies and effectiveness. Addition-ally, the Company believes that, as it continues to build volume in existing international markets, it will gain the benefits of economies of scale.

PRODUCTS AND MARKETS

     The following table summarizes 1997 U.S. grocery sales by segment for the juice and juice beverage market. The Company participates in all these segments except fresh squeezed orange juice. The shaded boxes indicate the segments in which the Company has a leading share.

                   1997 U.S. JUICE AND JUICE BEVERAGE MARKET
                             (DOLLARS IN MILLIONS)

                          [SECTOR SALES SUMMARY CHART]

Source: Information Resources, Inc., 1997

  TOTAL U.S. JUICE AND JUICE BEVERAGE MARKET

     In 1997, total grocery sales for the U.S. juice and juice beverage market were approximately $9.8 billion. Of this amount, the 100% juice category amounted to over $5.5 billion or nearly 57% of total sales.

     While the Company competes across the market with a number of brands, its focus is in 100% juices, especially chilled orange juice. Tropicana Pure Premium, the Company's flagship brand, is the leading orange juice brand. Tropicana Season's Best is the Company's FC chilled and frozen orange juice brand. Dole represents the Company's largest entry in the 100% other juice chilled and frozen segments and Tropicana Twister competes in the ambient and frozen juice beverage segments.

  ORANGE JUICE MARKET

     At over $3.1 billion in sales, the orange juice segment represents 32% of the total juice and juice beverage market, and approximately 57% of all 100% juice purchased in grocery stores, and has been growing at nearly 3% since 1993. Orange juice is available in three forms (chilled, ambient and frozen) with chilled orange juice (nearly $2.5 billion in sales) accounting for 79% of all orange juice purchased and growing at an annual rate of more than 6% since 1993.

  CHILLED ORANGE JUICE (NFC AND FC)

     Chilled orange juice can be further divided into two segments defined by production processes: NFC where the orange is squeezed, processed and packaged; and FC where the orange is squeezed, water is evaporated out and the juice is reconstituted later using other water sources and then packaged. The annual growth rate for chilled NFC orange juice has been greater than 8% annually as compared to almost 5% for chilled FC orange juice and a decline of more than 6% for frozen orange juice, reflecting consumers' desire to trade up to the higher quality, better tasting, premium NFC segment. While the Company competes in both segments, its focus is on the growing NFC segment with its flagship brand Tropicana Pure Premium. Tropicana Season's Best, the Company's FC chilled and frozen orange juice entry in grocery stores, is sold primarily in the midwest and western regions of the United States.

     As the chart below indicates, the Company has the leading position in the chilled orange juice segment as well as the chilled NFC orange juice segment.

                                                                    U.S. GROCERY MARKET
                                                             1997 MARKET SHARE (DOLLAR VALUE)
                                      1993-1997   -------------------------------------------------------
                       SIZE($MM)        CAGR      TROPICANA   MINUTE MAID   CITRUS WORLD   PRIVATE LABELS
                       ---------      ---------   ---------   -----------   ------------   --------------
Chilled OJ...........   $2,462          6.3%        40.6%        19.0%          7.8%           23.6%
Chilled NFC OJ.......   $1,181          8.3%        71.2%           --         14.9%           10.7%

Source: Information Resources, Inc.

     Tropicana Pure Premium is marketed as the best NFC juice, offering consumers a superior combination of taste and nutrition. Marketing programs are focused on breakfast/morning because 70% of orange juice is consumed prior to 10 a.m. The Company tailors its marketing programs for this product to take advantage of regional development opportunities in the United States. For example, although Tropicana Pure Premium (as well as chilled NFC orange juice in general) market penetration is high in the eastern part of the United States where loyalty focused programs are used, consumer sampling programs are used in other regions where market penetration is lower. The Company has also segmented the orange juice and grapefruit juice market by offering products that increase consumer usage and household penetration: Tropicana Pure Premium Grovestand, with extra high pulp giving it the taste of fresh squeezed juice; Tangerine Orange, Ruby Red Orange and Tropical Orange products that offer citrus flavor variety; and Orange Juice with Calcium and Double Vitamin C varieties, which offer enhanced nutrition. The Company is growing at-home volume by increasing in-home inventories of the product through larger sized plastic packages, multiple purchase incentives at retail stores, and new flavor combinations. The Company is also growing its away-from-home sales by tailoring packaging and market programs to convenience store and food service consumers, allowing them to get orange juice on-the-go.

  OTHER 100% JUICES

     In U.S. grocery stores, the Company has also continued to focus on other chilled 100% juices, a $308 million segment in 1997. The Company competes nationally with Dole and regionally with Tropicana Pure Tropics juices. Both brands appeal to families with children, with a variety of 100% juice flavor selections encouraging consumption throughout the day. Dole is also available in frozen form. The combination of the Company's multiple chilled entries in orange juice and other 100% juices has made it the leading chilled juice producer with a 33.5% share in 1997, approximately double that of the next largest competitor.

  JUICE BEVERAGES

     In grocery stores, the Company competes in juice beverages with its Tropicana Twister brand. This brand is available in both ambient and frozen forms and has a small share of a very fragmented market. Leading competitors include Ocean Spray, Motts and Welch's. Tropicana Twister is targeted to consumers who drink juice beverages for refreshment and variety and who appreciate bold flavor combinations. The Company is in the process of rolling out a reformulated Tropicana Twister which has been repackaged from glass to a more convenient plastic package.

  NEW PRODUCTS

     The Company is focused on building on its strengths of 100% juice and chilled case management expertise through the introduction of new products. The Company is currently testing a line of fruit juice based smoothies and fortified fruit shakes in the United States under the Tropicana Fruitwise brand. Additionally, the Company has begun to test Tropicana-branded equipment-dispensed smoothie products in several convenience store and foodservice locations capitalizing on the growth of away-from-home consumption of these types of beverages.

  CHANNELS OTHER THAN GROCERY

     Approximately 31% of the Company's volume in the United States comes from mass merchandisers, club stores, convenience stores and foodservice venues. In 1996, the Company was named a vendor of the year at Wal*Mart. As chilled shelf space has become available, the Company has focused on broadening the distribution of its flagship brand, Tropicana Pure Premium. During the last few years, the Company has made inroads into the growing U.S. foodservice market with emphasis on expanding Tropicana Pure Premium distribution into hotels, restaurants and institutions.

     In other channels, such as convenience stores, the Company has marketed quality 100% FC juices and juice beverages under the Tropicana Season's Best, Dole and Tropicana Twister labels. The Company holds the leading juice and juice beverages share in convenience channels, where it competes with Minute Maid, Veryfine and a number of regional brands. Marketing efforts focus on continuing to grow leadership positions in orange juice and other 100% juices while providing the immediate consumption consumer with innovative flavors and packaging formats. In-store merchandising events, co-marketing and radio campaigns are used to stimulate the growth of these businesses.

  INTERNATIONAL MARKETS

     Internationally, the packaged juice and juice beverages ready-to-drink segment is primarily ambient. Management estimates that less than 10% of the international packaged ready-to-drink segment is chilled, although there are exceptions where chilled distribution and retail infrastructure exists to support these higher quality products. In countries and regions such as Canada, Hong Kong, northwestern Europe, Scandinavia and the United Kingdom, the Company's flagship product is Tropicana Pure Premium. The Company also markets Fruvita chilled NFC in France and Belgium as a companion to Tropicana Pure Premium. The Company enjoys a leading position in chilled orange juice and NFC orange juice in each country it has entered with Tropicana Pure Premium.

     Marketing programs internationally focus on encouraging consumers to try the Company's chilled products through extensive sampling in stores and at events. In a few countries, the Company has also been successful at using direct marketing programs which help to build brand awareness and provide incentives to try the product. Since chilled NFC juice is relatively new in these countries, the Company also focuses on trade education programs which provide retailers with an understanding of chilled NFC juices and their handling requirements.

     At approximately one tenth the size of the U.S. orange juice segment, the Canadian orange juice segment ($322 million) mirrors U.S. segment development, which started with the frozen form and has evolved into a large chilled NFC orange juice market, at $139 million in size with annual growth of over 18% since 1995. Introduced in 1991, Tropicana Pure Premium has the leading share of market in chilled orange juice and chilled NFC orange juice as evidenced by the following table:

                                                                  CANADIAN GROCERY MARKET
                                                             1997 MARKET SHARE (DOLLAR VALUE)
                                    1995-1997   -----------------------------------------------------------
                       SIZE ($MM)     CAGR      TROPICANA   MINUTE MAID   BEATRICE   OASIS   PRIVATE LABELS
                       ----------   ---------   ---------   -----------   --------   -----   --------------
Chilled OJ...........     $172         14.4%       60.3%        7.1%         5.1%     3.4%        15.3%
Chilled NFC OJ.......      139         18.1%       77.9%        0.1%          --      4.1%        14.4%

Source: A.C. Nielsen Company

Marketing, sales and distribution programs are similar to those of the United States. In Canada, Tropicana is the fourth largest brand in grocery stores.

     In the United Kingdom, the major grocery stores carry only the top one or two brands from manufacturers across all food and beverage segments. Management estimates that approximately two thirds of products sold are the stores' private labels. As a result, the store brands have the largest market shares. As the table below indicates, while the stores' private labels have the largest share of the chilled orange juice segment, Tropicana Pure Premium has the highest share of the chilled NFC orange juice segment, with a 77.5% share in 1997. This segment has had annual growth of nearly 31% since 1995.

                                                                         UK GROCERY MARKET
                                                                  1997 MARKET SHARE (DOLLAR VALUE)
                                                     1995-1997   ----------------------------------
                                        SIZE ($MM)     CAGR      TROPICANA   PRIVATE LABELS   OTHER
                                        ----------   ---------   ---------   --------------   -----
Chilled OJ............................     $258          8.9%       28.1%         67.0%       4.9%
Chilled NFC OJ........................     $ 93         30.6%       77.5%         20.1%       2.4%

Source: A.C. Nielsen Company

     The Company's acquisition of Copella Fruit Juices Limited, the marketer and producer of the best selling chilled NFC apple juice, will provide the Company with an increased share of the growing chilled segment in the United Kingdom. The Company has also successfully begun expanding Tropicana Pure Premium into convenience and drug stores throughout the United Kingdom through a distribution alliance with a leading yogurt producer.

     In countries where the logistics and retail infrastructure can not yet accommodate chilled products, the Company markets ambient 100% juices. In China, the Company has a line of 100% juices under the Dole label and has successfully expanded distribution to the top 20 urban centers in the country, providing consumers with the opportunity to trade up to higher quality, better tasting 100% juices. In Japan, the Company markets the number one ambient 100% juice line under the Tropicana label. In Europe, the immediate consumption market of restaurants and cafes is serviced with Looza, a leading line of juices and nectars for this trade sector.

CUSTOMERS

     The Company provides its leading customers in the United States with a full array of logistical and category management services including: inventory management, electronic ordering and billing, assistance of one-stop customer service representatives, strategic co-marketing programs, account specific planograms and account specific consumer insights. These customer planning and service strengths, derived from reengineering efforts begun in 1994, have resulted in the Company becoming a preferred supplier among its top accounts.

     In the United States, the Company estimates that it distributes its products through a network of more than 100,000 grocery and immediate consumption outlets. Approximately 70% of the Company's customer orders are processed electronically via electronic data interchange. In addition, in 1994, the Company launched its continuous replenishment program designed to facilitate order and inventory management for its largest customers, allowing orders to be processed automatically based on real-time inventory data. The Company believes that this continuous replenishment program, which has met with excellent customer feedback, yields lower customer inventory levels, fresher product and fewer out-of-stocks. The Company also implemented a proprietary customer planning, promotion and billing system that has resulted in 95% invoice accuracy.

     The Company's top 10 customers for 1997 accounted for approximately 31% of the Company's sales. No single customer accounted for more than 9% of net sales. Large customers include American Stores, Kroger, Safeway, SuperValu and Wal*Mart.

MANUFACTURING

     The Company has been developing an integrated global operating network which packages products close to the customer to provide better product quality and customer service as well as lower costs. The manufacturing network consists of both Company-owned facilities and co-packing and co-processing agreements. The Company owns manufacturing facilities on three continents: Florida and California in the United States; Belgium, England and France in Europe; and China in Asia. These owned facilities are augmented by co-packing and co-processing agreements in Brazil, Canada, Germany, Japan, Spain, Taiwan and the United States.

     The Company has been recognized for its accomplishments in both quality and safety, and in 1998 achieved ISO-9001 certification for its Bradenton, Florida manufacturing facility. The Company has also been recognized by the Occupational, Safety and Health Administration in its Voluntary Protection Program with four of the Company's North American facilities achieving Merit or Star Status.

     The manufacturing network in North America consists of both Company-owned and co-packing facilities. Three Company-owned facilities focus on the processing, packaging and distribution of Tropicana Pure Premium products. Three of the Company-owned facilities (Bradenton, Ft. Pierce and Lakeland, Florida) process citrus fruit to be of Tropicana Pure Premium products. These plants process over 4.1 billion pounds of oranges per year (over 20% of the annual Florida orange crop). The juice from this fruit is packaged immediately or stored for future use in Tropicana Pure Premium products. This citrus juice is stored in multiple forms and used both during the fruit season and the off-season for blending and packaging. The capacity of the Company-owned facilities is augmented by several processing and juice supply contracts. This supply of juice is used throughout the year to improve quality and provide consistent flavor.

     The Company-owned facilities in North America are augmented by ten co-packing facilities. These co-pack facilities focus principally on FC products. By reducing time to market, this co-pack network improves quality, customer service and cost.

     The Company has developed an integrated manufacturing and supply network to service its rapidly expanding presence outside of North America. Florida provides a significant portion of the fruit for the juice the Company markets; however, local fruit and juice sourcing is being developed outside of the United States to provide fresher, lower-cost, consumer preferred products in regions outside of North America. The Company has also acquired a majority interest in a large, developing orange grove in China to supply the potentially large Asian market in the long-term.

     Production facilities outside of North America have been established near major markets to ensure reliable customer service, consistent high quality and lower costs. Where appropriate, third party relationships, including a joint venture in Japan, are being used to augment the Company-owned facilities outside of North America.

DISTRIBUTION

     The Company operates five regional distribution centers that serve customers in the United States and Canada. High-speed refrigerated unit trains are used to transport the product quickly and efficiently from the Bradenton manufacturing plant to the principal field distribution centers. A high priority is placed on inventory management techniques that ensure product quality and freshness.

RAW MATERIALS

     The principal raw materials that the Company uses for the manufacture of its juices and juice beverages are oranges, grapefruit and juice concentrates. The Company annually purchases over 4.1 billion pounds of oranges -- more than 20% of Florida's annual crop -- directly from growers. The Company has long and short-term contracts for fruit in Florida and juice in California, Florida, Spain and Brazil and owns a developing grove in China. In addition, to supplement its own processing, the Company purchases concentrate and small amounts of NFC juice from numerous suppliers. There are no suppliers who are individually the source of a material amount of oranges, grapefruit or juice concentrates. The Company's purchases of oranges and orange juice in Florida and orange juice in California, Brazil and Mexico represented 25%, 34%, 2%, and 6%, respectively of the oranges processed into orange juice in the 1997/1998 season in such jurisdictions. The Company purchases grapefruit only in Florida and its purchases represented 8% of the grapefruit processed into juice in Florida during the 1997/1998 season.

     The Company also uses paper products, such as carton packaging and corrugated cardboard, as well as plastics and glass to package and ship its products. All of the Company's U.S. carton package needs are supplied by International Paper Company. On a worldwide basis, International Paper Company supplies approximately 85% of the Company's carton package needs and the balance is sourced principally from Elopak, N.V. In 1997, the Company sold its box plant which is located at the Company's Bradenton, Florida facility to Jefferson Smurfit Corporation. At the time of the sale, the Company entered into a contract with Jefferson Smurfit Corporation for the majority of its corrugated cardboard requirements. Substantially all of the Company's glass bottle needs are met by its joint venture with Ball Foster which operates a glass production facility at the Company's Bradenton, Florida facility. The majority of the Company's plastic bottle needs are met by Graham Packaging Company which produces most of the Company's plastic bottles at the Company's Bradenton facility.

PROPRIETARY RIGHTS

     The Company has an exclusive, royalty-free license to use the Dole brand name with respect to fruit and vegetable juices and juice beverages (excluding canned pineapple juice and pineapple juice blends) containing at least 10% juice. The license automatically renews for successive twenty-year periods subject to termination at the option of the Company.

RESEARCH AND DEVELOPMENT

     The Company continues to build its brand equity strength by its strategic investments in citrus technologies. In June 1998, it opened a worldwide center in Bradenton, Florida for citrus research and development. This center represents a $17 million investment in facilities focused on all aspects of the procurement, production and packaging processes. Management believes this investment will continue to build its marketplace leadership by developing core competencies for the business targeted to build consumer preference, create customer bias and achieve lower costs. The Company has also made key investments in people, which has significantly upgraded the technical skill level. This is in alignment with the Company's business strategy to enhance organizational efficiencies and expand geographically.

INFORMATION TECHNOLOGY

     The Company makes extensive use of information technology ("IT") for all major business processes and key business transactions. As such, the Company's information system strategy is closely tied to the overall business strategy. In addition to enabling the reengineering of key business processes, another major IT strategy is to standardize, simplify and integrate systems to enhance organizational effectiveness.

     Management believes that several recently implemented commercial systems have provided the Company competitive advantages in the marketplace, including:

          TrueView: Uses laptop technology to provide field sales personnel with the ability to show customers relevant category management information.

          Customer Planning System: Gives the field sales personnel a variety of capabilities to plan promotions and review the expected financial impact with customers.

          Customer Invoicing and Promotion Settlement System: Integrates with the Customer Planning System and has given the Company the ability to process orders, plan promotions and invoice the customer with relatively few errors.

     The Company utilizes electronic data interchange to process more than 70% of its order volume. The Company also uses a variety of tools to provide Continuous Replenishment Planning services to many of its major customers. This capability allows the Company to manage its customers' inventories and to make replenishment decisions leading to better inventory management and lower out-of-stocks.

GOVERNMENTAL REGULATION

     The Company's operations and properties are subject to regulation by various federal, state and local government entities and agencies as well as foreign governmental entities. As a producer of food products, the Company's operations are subject to stringent production, packaging, quality, labeling and distribution standards in each of the countries where the Company conducts operations, including, in the United States, those of the Federal Food and Drug Act. The operations of the Company's production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations both domestically and abroad. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act and the Clean Water Act. Representatives of the United States and Florida Departments of Agriculture maintain offices at the Company's plant in Bradenton, Florida, and monitor the Company's compliance with federal and state requirements. The United States Department of Agriculture and the corresponding departments of the various states have regulations to which citrus juice producers must adhere. In addition, local departments of health exercise supervisory control. The Company believes that its current legal and environmental compliance programs adequately address such concerns and that it is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to storage, use and production of certain hazardous and other regulated materials, the release or discharge of contaminants into the environment, the operation of pollution control equipment and systems and the management and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. As is customary in the industry, the Company has maintained and operated large ammonia-based refrigeration systems for its facilities in Bradenton and Fort Pierce, Florida and in City of Industry, California, for many years. Smaller ammonia-based systems are maintained and operated at facilities owned or leased by the Company in Lakeland, Florida; Jersey City, NJ;

Cincinnati, Ohio; Borgloon and Port of Ghent, Belgium. The Company believes these systems currently are in substantial compliance with all applicable laws and regulations. Ammonia is a listed hazardous substance pursuant to various environmental regulations, and if released into the environment in significant amounts, could have material adverse effects on human health and the environment. The Company intends to continue to make investments to provide additional controls for ammonia containment.

     As was a then common practice at manufacturing sites, various inert waste materials, including construction debris, and off-specification product were disposed by landfilling at various locations on property owned in Bradenton, Florida. These former land disposal areas are not currently subject to any on-going monitoring, closure or other response requirements although there can be no assurance that such requirements will not be imposed. A small portion of the Borgloon, Belgium facility is situated on a closed municipal landfill. At the time this landfill was active, the property was owned and operated by the local municipality. The landfill was closed prior to the Company's operations at the site. No monitoring or remediation has been or is currently required relative to this closed disposal site and the municipality would be responsible should any future activities be required.

     No assurances can be given that future changes in environmental regulations or additional environmental issues relating to currently known matters or identified sites or to other matters or sites will not require additional currently unanticipated compliance, investigation, assessment or expenditures.

EMPLOYEES

     As of March 31, 1998, the Company employed 4,737 full-time workers of which 2,663 are union members. The Company also periodically hires temporary workers during the processing season. The Company is currently negotiating a new contract with one of its unions which represents 1,066 workers at the Bradenton and Fort Pierce facilities. This union contract expires in January 1999. The Company considers its relationship with its employees to be good.

PROPERTIES

     The Company currently owns or leases the following properties:

                   LOCATION                       LEASED/OWNED               SIZE
                   --------                       ------------               ----
Offices
  Aachen, Germany..............................  Leased                    5,593 square feet
  Bradenton, Florida...........................  Owned/Leased            180,600 square feet
                                                                                owned/19,331
                                                                          square feet leased
  Buenos Aires, Argentina**....................  Leased                      323 square feet
  Brussels, Belgium............................  Leased                    3,124 square feet
  Calgary, Alberta.............................  Leased                    1,345 square feet
  Deerfield, Illinois..........................  Leased                    3,893 square feet
  Ft. Lauderdale, Florida......................  Leased                    3,170 square feet
  Guangzhou, China.............................  Leased                    1,894 square feet
  Hong Kong....................................  Leased                    7,800 square feet
  London, England**............................  Leased                    4,280 square feet
  Mississauga, Ontario**.......................  Leased                    6,653 square feet
  Roissy, France...............................  Leased                    9,463 square feet
  Sao Paulo, Brazil**..........................  Leased                    2,690 square feet
  Shanghai, China..............................  Leased                    2,792 square feet

                   LOCATION                       LEASED/OWNED               SIZE
                   --------                       ------------               ----
  Whitestone, New York.........................  Leased                    6,936 square feet
  Dorval, Quebec**.............................  Leased                    6,600 square feet
  Calgary, Alberta**...........................  Leased                      673 square feet
Production Facilities
  Borgloon, Belgium............................  Owned                   212,155 square feet
  Boxford, England*............................  Leased                   69,562 square feet
  Bradenton, Florida...........................  Owned                 2,737,906 square feet
  City of Industry, California.................  Owned                   204,732 square feet
  Fort Pierce, Florida.........................  Owned                   413,820 square feet
  Hermes, France...............................  Owned                    10,465 square feet
  Huizhou, China*..............................  Leased                   65,340 square feet
  Lakeland, Florida............................  Owned                   210,000 square feet
Distribution Centers
  Auburndale, Florida..........................  Leased                  187,000 square feet
  Buenos Aires, Argentina**....................  Leased                    2,134 square feet
  Cheshire, Connecticut........................  Leased                    6,580 square feet
  Cincinnati, Ohio.............................  Leased                   91,500 square feet
  Guangzhou, China.............................  Leased                    3,267 square feet
  Jersey City, New Jersey......................  Leased                  222,156 square feet
  Miramar, Florida.............................  Leased                    4,625 square feet
  Moorestown, New Jersey.......................  Leased                    9,600 square feet
  Port of Ghent, Belgium.......................  Leased                  120,350 square feet
  Port Manatee, Florida........................  Leased                  110,560 square feet
  Shanghai, China..............................  Leased                    8,712 square feet
  Taunton, Massachusetts.......................  Leased                    7,500 square feet
  Whitestone, New York.........................  Owned                    39,620 square feet
Groves
  Beihei, China*...............................  Leased                          7,500 acres

---------------
 * Leased pursuant to long-term leases.

** To be leased from affiliates of Seagram.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings other than ordinary course, routine litigation which is not material to the business, financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the names and positions of the directors and executive officers of the Company effective as of the closing of the Offerings. The Board will be divided into three classes. At the next annual meeting of stockholders, directors for each class will be elected for terms of one, two and three years, respectively. Commencing with the subsequent annual meeting of stockholders, directors will be elected at the annual meeting of stockholders in the year in which the term for such class expires and thereafter each class will serve for a term of three years.

NAME                                        AGE                   POSITION(S)
----                                        ---                   -----------
Ellen R. Marram...........................  51     Chairman of the Board, Chief Executive
                                                   Officer and President
Donald S. Perkins.........................  71     Director Nominee
James E. Preston..........................  65     Director Nominee
Henry B. Schacht..........................  63     Director Nominee
Gary M. Rodkin............................  46     Executive Vice President of the Company
                                                   and President, Tropicana North America, a
                                                   division of the Company
John T. Stofko............................  59     Senior Vice President and Chief Financial
                                                   Officer
Terry K. Danahy...........................  48     Senior Vice President, Human Resources
Richard F. Hamm, Jr. .....................  39     Senior Vice President, General Counsel and
                                                   Secretary

     Ellen R. Marram. Ms. Marram has been Chairman of the Board since June 1998, Chief Executive Officer since May 1993 and President of the Company since August 1996. She has also been an Executive Vice President of Seagram since May 1993. From June 1988 to May 1993 she was President of Nabisco Biscuit Company, an operating unit of RJR Nabisco Holdings Corp. Ms. Marram is also a director of Ford Motor Company and The New York Times Company and holds an MBA from The Harvard Business School.

     Donald S. Perkins. Mr. Perkins will become a director of the Company shortly after the completion of the Offerings. Mr. Perkins is the retired Chairman of the Board of Jewel Companies, Inc., where he served as Chairman of the Board, Chief Executive Officer and President from 1965 to 1980. Mr. Perkins currently holds positions as a director of AON Corporation, Cummins Engine Company, Inc., Current Assets L.L.C., LaSalle Street Fund, Inc., LaSalle U.S. Realty Income and Growth Fund, Inc., Lucent Technologies Inc., Nanophase Technologies Inc., Ryerson Tull, Inc. and Springs Industries, Inc.

     James E. Preston. Mr. Preston will become a director of the Company shortly after the completion of the Offerings. Since July 1998 Mr. Preston has been the Chairman of the Board of Avon Products, Inc. From September 1988 to June 1998, Mr. Preston was the Chairman of the Board and Chief Executive Officer of Avon Products, Inc. Mr. Preston currently holds positions as a director of ARAMARK Corporation, Reader's Digest Association and Venator Group, Inc.

     Henry B. Schacht. Mr. Schacht will become a director of the Company shortly after the completion of the Offerings. Mr. Schacht served as Chairman of the Board and Chief Executive Officer of Lucent Technologies Inc. from February 1996 until October 1997, and he retired as Chairman of the Board in February 1998. From 1977 to 1995, Mr. Schacht was the Chairman of the Board of Cummins Engine Company, Inc., and from 1973 to 1994 he served as Chief Executive Officer. Mr. Schacht currently holds positions as a director of Aluminum Company of America, The Chase Manhattan Corporation, Cummins Engine Company, Inc., Lucent Technologies Inc. and Johnson & Johnson.

     Gary M. Rodkin. Mr. Rodkin has been Executive Vice President of the Company and President of Tropicana North America since September 1995. From June 1992 to September 1995 he was President of Yoplait, a division of General Mills, Inc. Mr. Rodkin holds an MBA from The Harvard Business School.

     John T. Stofko. Mr. Stofko has been Senior Vice President and Chief Financial Officer of the Company since February 1996. From June 1995 to February 1996 he was a private investor. From July 1994 to June 1995 he was Vice President Finance and Chief Financial Officer of Uniroyal Chemical Corporation. From September 1993 to June 1994 he was a financial consultant to AZ Marketing Services, Inc. From June 1992 to September 1993 he was President of AZ Marketing Services, Inc. and prior to that was Executive Vice President and Chief Financial Officer of the Cadbury Schweppes Beverage Group. Mr. Stofko holds an MBA from Cornell University.

     Terry K. Danahy. Mr. Danahy has been Senior Vice President of Human Resources of the Company since February 1995. From December 1993 to February 1995 he was Vice President of Purchasing for USAirways Inc. and from July 1990 to December 1993 he was Vice President of Human Resources of USAirways Inc. Mr. Danahy holds an MBA from The Wharton School of The University of Pennsylvania.

     Richard F. Hamm, Jr. Mr. Hamm has been Senior Vice President, General Counsel and Secretary of the Company since June 1998. From January 1997 to May 1998, Mr. Hamm was Senior Vice President, Legal and Business Development and Secretary. From June 1993 to January 1997 Mr. Hamm was Vice President, General Counsel and Secretary of the Company. Mr. Hamm is a director of EMCOR Group, Inc. and received his JD from The Harvard Law School.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT COMMITTEE

     Within 90 days following the completion of the Offerings, an Audit Committee will be formed. The Audit Committee will report to the Board in discharging its responsibilities relating to the accounting, reporting and financial control practices of the Company. The Audit Committee will have general responsibility for oversight of financial controls, as well as the Company's accounting and audit activities. The Audit Committee will conduct an annual review of the qualifications of the independent auditors. The Audit Committee will be composed entirely of outside directors who are not, and have never been, officers of the Company.

  COMPENSATION COMMITTEE

     Within 90 days following the completion of the Offerings, a Compensation Committee will be formed. The Compensation Committee will establish corporate policy and programs with respect to the compensation and benefits of officers and key employees of the Company. The Compensation Committee will also review the compensation and benefit programs and policies for employees, such as salary, cash incentives, long-term incentive compensation, stock incentive and other programs and performance standards and target amounts for grants under such programs. No member of this committee will receive an award or payment under any employee plan, other than as described below. See "-- Director Compensation." The Compensation Committee will be composed entirely of outside directors who are not, and have never been, officers of the Company.

DIRECTOR COMPENSATION

     The Company's directors, other than those who are employees of the Company,
will be paid $       a year plus a fee of $       for each Board and committee
meeting attended, and will be reimbursed for travel expenses incurred in
connection therewith. Committee chairmen will receive an additional $       per
year. Non-employee directors may receive their fees in awards under the SIP described below. Directors who are employees of the Company or its subsidiaries do not receive compensation by reason of their membership on, or attendance at meetings of the Board or committees thereof.

EXECUTIVE COMPENSATION

     Prior to completion of the Offerings, certain officers and employees of the Company have participated in various compensation plans of Seagram and its affiliates. The following tables set forth certain information regarding the cash compensation paid by the Company and Seagram, as well as certain other compensation paid or accrued, to the chief executive officer and the four next most highly compensated executive officers (the "Named Executive Officers"), for services rendered in all capacities during the Company's fiscal year ended December 28, 1997. All stock options in the following tables relate to Seagram common shares.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                                  ANNUAL                    ------------
                                               COMPENSATION                    AWARDS
                                   -------------------------------------    ------------
                                                            OTHER ANNUAL      SEAGRAM       ALL OTHER
                                   SALARY      BONUS        COMPENSATION      OPTIONS      COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    ($)        ($)             ($)             (#)            ($)
---------------------------  ----  -------  ------------    ------------    ------------   ------------
Ellen R. Marram............  1997  550,014    487,350          27,493(1)      375,000         1,125(2)
Chairman of the Board,
Chief Executive Officer,
and President
Gary M. Rodkin.............  1997  362,459    243,640          84,115(3)(4)    30,000         4,800(2)
Executive Vice President of
the Company and President,
Tropicana North America
John T. Stofko.............  1997  252,135     90,610          16,977(5)       17,600         1,125(2)
Senior Vice President and
Chief Financial Officer
Terry K. Danahy............  1997  234,274     93,290          35,552(4)       11,000         4,800(2)
Senior Vice President Human
Resources
Richard F. Hamm, Jr. ......  1997  211,171     93,260          22,629(4)       16,000         4,800(2)
Senior Vice President,
General Counsel and
Secretary

---------------
 (1) Other annual compensation for the year includes $11,318 for imputed income on life insurance and $10,220 for certain financial planning services.

 (2) Reflects the aggregate value of the contributions by the Company or Joseph
     E. Seagram & Sons, Inc. under the Retirement Savings And Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates.

 (3) Other annual compensation for the year includes $39,084 in relocation expenses pursuant to Seagram's relocation program.

 (4) Other annual compensation for the year includes $21,840 for the leasing of an automobile.

 (5) Other annual compensation for the year includes $4,963 for imputed income on life insurance and $6,090 for certain financial planning services.

                         SEAGRAM OPTION GRANTS IN 1997

                                                                                       POTENTIAL REALIZABLE VALUE
                                                                                        AT ASSUMED ANNUAL RATES
                             NUMBER OF                                                  OF SEAGRAM COMMON SHARE
                              SEAGRAM                                                            PRICE
                           COMMON SHARES    % OF TOTAL                                        APPRECIATION
                            UNDERLYING       OPTIONS                                        FOR OPTION TERM
                              OPTIONS       GRANTED TO    EXERCISE OR                ------------------------------
                              GRANTED       EMPLOYEES     BASE PRICE    EXPIRATION        5%              10%
NAME                            (#)         IN YEAR(3)      ($/SH)         DATE           ($)             ($)
----                       -------------   ------------   -----------   -----------  -------------   --------------
Ellen R. Marram..........     375,000(1)      5.5%           39.50      May 4, 2007      9,331,875       23,551,875
Gary M. Rodkin...........      30,000(2)      0.4%           39.50      May 4, 2007        746,550        1,884,150
John T. Stofko...........      17,600(2)      0.3%           39.50      May 4, 2007        437,976        1,105,368
Terry K. Danahy..........      11,000(2)      0.2%           39.50      May 4, 2007        273,735          690,855
Richard F. Hamm, Jr......      16,000(2)      0.2%           39.50      May 4, 2007        398,160        1,004,880
All Seagram Shareholders(4)........................................................  7,020,219,106   17,717,695,841
Gain to Named Executive Officers as a Percentage of Gain to all Shareholders.......           0.16%            0.16%

---------------
(1) Options to purchase 75,000 Seagram common shares were granted on May 5, 1997, one-third of which became exercisable on May 5, 1998 and the remainder of which become exercisable in equal installments on May 5, 1999 and May 5, 2000. Options to purchase 300,000 Seagram common shares granted on May 5, 1997 become exercisable in equal installments on May 5, 2001 and May 5, 2002.

(2) Options to purchase Seagram common shares were granted on May 5, 1997 and become exercisable in equal installments over a three-year period beginning on the first anniversary of the date of the grant.

(3) Percentages are of all option grants made to employees of Seagram or its affiliates.

(4) The potential realizable gain to all shareholders is calculated based on 344,857,406 Seagram common shares outstanding and a fair market value of $32.3125 per Seagram common share on December 31, 1997.

AGGREGATED SEAGRAM OPTION EXERCISES IN 1997 AND YEAR-END SEAGRAM OPTION VALUES

                                                                                     VALUE OF UNEXERCISED
                                                         NUMBER OF SECURITIES            IN-THE-MONEY
                                                        UNDERLYING UNEXERCISED            OPTIONS AT
                                SHARES       VALUE        OPTIONS AT YEAR-END              YEAR-END
                              ACQUIRED ON   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
NAME                           EXERCISE       ($)                 (#)                         ($)
----                          -----------   --------   -------------------------   -------------------------
Ellen R. Marram.............        --           --      250,000/625,000             604,688/812,500
Gary M. Rodkin..............    20,000      141,480       117,500/50,000                   0/0
John T. Stofko..............        --           --       18,667/24,933                    0/0
Terry K. Danahy.............     4,000       44,920        5,167/17,333                  4,500/0
Richard F. Hamm, Jr.........        --           --        1,900/19,800                    0/0

EMPLOYMENT AGREEMENTS

     In connection with the continued employment of Ms. Marram by the Company following the completion of the Offerings, Ms. Marram, the Company, Seagram, and Joseph E. Seagram & Sons, Inc. ("JES") entered into an agreement ("Assumption Agreement") pursuant to which the Company will assume the obligations of Seagram and JES with respect to the employment of Ms. Marram under the letter agreement among Seagram, JES and Ms. Marram dated January 26, 1998 ("Letter Agreement"), subject to certain modifications.

     The Assumption Agreement provides that Ms. Marram will serve as Chairman of the Board, President and Chief Executive Officer of the Company. Ms. Marram's annual base salary will remain unchanged at $630,000 and she will have a target management incentive award of 90% of salary.

Her salary and bonus will continue to be determined in accordance with practices applicable to senior executives of the Company. In lieu of a target annual option grant of 75,000 Seagram common shares, Ms. Marram will have a target annual option of not less than an option to buy that number of the shares of Common Stock having a value equal to 75,000 Seagram common shares as of the closing of the Offerings. In addition, in lieu of participation in Seagram's Senior Executive Compensation and Benefits Program and all other pension, retirement and similar plans applicable to senior executives of Seagram, including charitable benefits, the Company will provide Ms. Marram with substantially identical benefits. The Company will also provide Ms. Marram with a "Performance-Based Retirement Benefit" at the same level referred to in the Letter Agreement as well as indemnification in connection with her service as an officer and director of the Company.

     Under the assumed Letter Agreement, if Ms. Marram's employment terminates involuntarily (other than for death, retirement or for cause) or voluntarily in the event of a material change in her reporting relationship, Ms. Marram will be entitled to receive (a) a lump sum amount equal to two times the sum of her annual base salary and target bonus award; (b) continued medical, dental, insurance and charitable benefits, as well as reimbursement for certain automobile expenses; (c) full vesting in all outstanding stock options; and (d) all accrued benefits under the Performance-Based Retirement Benefit. In addition, for retirement benefit purposes, Ms. Marram will be treated as having performed two additional years of service following her actual termination of employment.

     In the event of her voluntary termination more than 60 but less than 90 days following a "Change in Control" (defined in the Assumption Agreement), she will be entitled to the same severance she would receive if her employment had been terminated without cause, and in addition, in the event of such voluntary or any involuntary termination (other than for cause) within 90 days prior to or following such Change in Control, she will be permitted to hold any unexercised Company stock options for five years thereafter or, at the Company's discretion, the options would be cancelled and she would receive in cash the then Black-Scholes value of the options for such period, and will receive full credit for all outstanding performance cycles for purposes of calculating her Performance-Based Retirement Benefit.

     In connection with their continued employment as senior executives of the Company, Gary M. Rodkin, John T. Stofko, Terry K. Danahy and Richard F. Hamm, Jr. (each, an "Executive") have entered into employment agreements to remain in effect for a period of three years. Each Executive's annual base salary and target management incentive award will remain unchanged, subject to any increases authorized by the Board. If an Executive's employment with the Company is terminated by him for "good reason" or by the Company without "cause" (each as defined in the agreements), he will, subject to covenants of confidentiality, noncompetition and nonsolicitation, be entitled to: (a) a payment equal to two times the sum of his annual base salary and annual target bonus payable monthly over 24 months, (b) a lump-sum payment of his pro rata annual target bonus for the year in which termination occurs, (c) payment of all amounts previously deferred but not yet paid to the Executive under the Company's deferred compensation plans and (d) for a period of two years following the termination date, continued medical, dental and life insurance coverage at the level provided to executives.

     It is anticipated that following the closing of the Offerings, the Company will enter into a new employment arrangement with Ms. Marram in recognition of her increased responsibilities as Chairman of the Board, Chief Executive Officer and President of an independent, public company. Those arrangements may provide for compensation and benefits that are substantially greater than those provided under the assumed Letter Agreement. The Company may also take similar action with respect to the other Named Executive Officers.

PENSION AND BENEFIT EQUALIZATION PLANS

     The Company maintains a pension plan for certain employees of the Company and its U.S. subsidiaries. A supplemental pension plan provides for additional payments on an unfunded basis with respect to benefits earned in excess of statutory limitations for certain senior executives of the Company. Shown below are the estimated annual pension benefits (calculated on a straight-line basis) payable on retirement to eligible employees at or after age 65 under the plan as currently in effect at an assumed average covered compensation (defined in the plan as base salary and bonus) during any five years of the last ten years of employment in which the covered compensation was the highest.

     5-YR. AVG.
        FINAL
    COMPENSATION       5 YEARS    10 YEARS    15 YEARS    20 YEARS    25 YEARS    30 YEARS    40 YEARS
    ------------       -------    --------    --------    --------    --------    --------    --------
 $100,000              $ 6,164    $12,329     $ 18,493    $ 24,658    $ 30,822    $ 36,986    $ 49,315
  200,000               13,664     27,329       40,993      54,658      68,322      81,986     109,315
  300,000               21,164     42,329       63,493      84,658     105,822     126,986     169,315
  400,000               28,664     57,329       95,993     114,658     143,322     171,986     229,315
  500,000               36,164     72,329      108,493     144,658     180,822     218,986     289,315
  600,000               43,664     87,329      130,993     174,658     218,322     281,986     349,315

     At December 28, 1997, Gary M. Rodkin was credited with two years of service, Terry K. Danahy was credited with two years of service and Richard F. Hamm, Jr. was credited with four years of service for purposes of the plans.

     Prior to the Offerings, Ms. Marram and Mr. Stofko participated in JES pension plans. As of the completion of the Offerings, they will be added to the Company's pension plans and will be credited with five and three years of service, respectively.

     Prior to completion of the Offerings the Company intends to adopt a Benefit Equalization Plan ("BEP") for the benefit of certain executives which will provide for payments on an unfunded basis with respect to awards payable under the MIP (as defined below) and amounts payable under pension plans in excess of the statutory limitations. The BEP will also grant to participants credit for one year of additional service (up to a maximum of 15 years) for each year of actual service, up to a combined aggregate of 35 years of service, provided that such employees have attained age 65 and have accumulated at least ten years of service for purposes of pension plans.

STOCK INCENTIVE PLAN

     Prior to completion of the Offerings, the Company intends to adopt the 1998 Stock Incentive Plan (the "SIP"), the purpose of which is to provide selected employees and directors of the Company an opportunity to benefit from the appreciation in the value of the Common Stock, thus providing an increased incentive for such persons to contribute to the future success and prosperity of the Company, enhancing the value of the Common Stock for the benefit of the shareholders and increasing the ability of the Company to attract and retain individuals of exceptional skill.

     Awards to be granted under the SIP may be options ("Options"), which may be incentive stock options ("ISOs") or non-ISOs; stock appreciation rights ("SARs"); or other awards ("Other Share-Based Awards") that are valued in whole or in part by reference to, or otherwise based on, the fair market value of Common Stock. SARs or Other Share-Based Awards may be paid in Common Stock, cash or a combination thereof. The SIP will be administered by a committee of the Board consisting of at least two persons, all of whom shall be "non-employee directors" within the meaning of the Exchange Act, and at least two of whom shall be "outside directors" as defined in Section 162 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder.

     An aggregate of 13,000,000 shares of Common Stock will be reserved for issuance under the SIP. Options to purchase up to 7,000,000 shares of Common Stock will be granted to employees of the Company in connection with the Offerings at the initial public offering price.


MANAGEMENT INCENTIVE PLAN

     Prior to completion of the Offerings, the Company intends to adopt a Management Incentive Plan ("MIP"), the purpose of which will be to provide selected employees with additional incentives to contribute to the future success of the Company. The Company will establish target awards pursuant to the MIP based upon the Company or the applicable operating unit achieving prescribed business performance objectives.

EXECUTIVE CONTINUED DEFERRAL AGREEMENTS

     The Company intends to enter into agreements with certain executives who previously elected to defer receipt of all or part of bonus awards earned under JES plans. The agreements will provide a one-time opportunity for such executives to elect to rescind their current deferral elections and enter into a revised deferral election with different payment terms.

SEVERANCE PLANS

     The Company maintains a severance pay plan (the "Severance Pay Plan") for certain non-union U.S. employees of the Company and certain of its U.S. subsidiaries. The Named Executive Officers are entitled to receive benefits under the Severance Pay Plan only if their employment is terminated due to a permanent and complete closing of a location, a job elimination, or a failure to consistently perform at a level that meets minimum acceptable requirements and the Named Executive Officer provides the Company with a general release of all claims. The Severance Pay Plan provides benefits to eligible employees equal to a certain portion of their annual rate of base salary for each year of service, subject to a maximum amount plus the continuation of certain welfare benefits. The maximum period of time over which benefits may be provided under the Severance Pay Plan is 24 months.

     For a select group of key management employees, the Company has established another severance pay plan to focus this key group of management on the needs of the business. In the event of a change of control (as defined in such plan), if the employee is involuntarily terminated or must relocate in order to maintain employment, subject to covenants of confidentiality, non-competition and non-solicitation, the employee is entitled to certain severance benefits of up to two years of base salary and bonus and the continuation of certain employee benefits. These benefits are reduced by any other Company severance related benefits.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth information as of           , 1998 and
immediately following the closing of the Offerings with respect to the shares of Common Stock of the Company beneficially owned by (i) each person who, to the knowledge of management, owned beneficially more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director, person about to become a director and Named Executive Officer and (iii) all directors, persons about to become directors and executive officers as a group. Each stockholder listed below has informed the Company that such stockholder has sole voting and investment power and sole record and beneficial ownership with respect to such stockholder's shares of Common Stock.

                                                     COMMON STOCK             COMMON STOCK
                                                   OWNED BEFORE THE         OWNED AFTER THE
                                                     OFFERINGS(1)           OFFERINGS(1)(2)
                                                ----------------------    --------------------
NAME AND ADDRESS OF OWNER                         NUMBER       PERCENT     NUMBER      PERCENT
-------------------------                         ------       -------     ------      -------
Seagram Enterprises, Inc. ....................  130,914,826     100%      6,414,826      4.9%
  c/o The Corporation Trust Company
  1209 Orange Street
  Wilmington, DE 19801
Ellen R. Marram(3)............................           --       --                       *
Donald S. Perkins.............................           --       --                       *
James E. Preston..............................           --       --                       *
Henry B. Schacht..............................           --       --                       *
Gary M. Rodkin(3).............................           --       --                       *
John T. Stofko(3).............................           --       --                       *
Terry K. Danahy(3)............................           --       --                       *
Richard F. Hamm, Jr.(3).......................           --       --                       *
All directors and Named Executive Officers as
  a group (8 persons).........................           --       --

---------------
 *  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2) Assumes no exercise of the over-allotment options.

(3) The address for each of the Named Executive Officers is 1001 13th Avenue East, Bradenton, Florida 34208.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL

     The Boards of Directors of the Selling Stockholder and Seagram have determined to sell 95.1% of the Selling Stockholder's interest in the Company. Commencing in June, 1998, Seagram, together with its subsidiaries and affiliates, began transferring to the Company all shares of subsidiaries and other assets and liabilities of Seagram's juice business that had not previously been owned by the Company (the "Reorganization"). The Company believes that the Reorganization will be substantially completed by the Closing of the Offerings. Certain assets relating to the business of the Company which, in the aggregate, are not material to the Company's business may continue to be held by Seagram or its affiliates at the completion of the Offerings, pending receipt of consents or approvals or satisfaction of other applicable requirements necessary for the transfer of such assets.

     Seagram and the Company will enter into a Separation Agreement (the "Separation Agreement") which will provide for the transition of the Company from an indirect wholly-owned subsidiary of Seagram to an independent company and will govern the ongoing relationships between the Company and Seagram after the Offerings. The Separation Agreement will be effective upon the closing of the Offerings (the "Closing"). At the Closing, Seagram and the Company will also enter into certain other agreements and arrangements described below, and subleases of certain office space from subsidiaries of Seagram described under "Business -- Properties." The Separation Agreement and the other agreements have not been negotiated on an arm's length basis.

SEPARATION AGREEMENT

     The Separation Agreement will provide for assumptions of liabilities and cross-indemnities designed to place financial responsibility for the liabilities of the business of the Company with the Company, and financial responsibility for the liabilities of the businesses retained by Seagram with Seagram, in each case whether such liabilities arose prior to or after the Closing, subject to certain exceptions. The liabilities assumed by the Company pursuant to the Separation Agreement will include liability for litigation and liability for properties owned or leased by the Company (including environmental liability with respect to such properties).

     The Separation Agreement will also provide for the Company to employ, and assume liabilities with respect to, certain employees (the "Transferred Employees") currently employed by affiliates of Seagram, including Ellen R. Marram, who are engaged in the operation of the Company's businesses. It will further provide for (i) a split of the assets of the Retirement Savings And Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates, which currently covers employees of both Seagram and the Company, and the transfer of those assets to a new defined contribution plan of the Company and
(ii) a transfer of assets and liabilities from the Pension Plan for the Employees of Joseph E. Seagram & Sons, Inc. and Subsidiaries to the appropriate pension plan of the Company in respect of Transferred Employees.

TAX ALLOCATION AND PROCEDURES AGREEMENT

     Seagram and the Company will enter into a Tax Allocation and Procedures Agreement (the "Tax Procedures Agreement") providing for the apportionment (between Seagram and its affiliates on the one hand and the Company and its affiliates on the other) of responsibilities for taxes and tax-related matters including (i) the allocation and payment of taxes in respect of periods ending before, on or after the Closing, (ii) the cooperation of Seagram and the Company in realizing and sharing certain tax benefits and fulfilling tax-related responsibilities and (iii) the allocation of responsibility for the filing of tax returns and of rights to control the conduct of tax audits, refund claims and other proceedings.

TRANSITION SERVICES AGREEMENT

     Seagram and the Company will enter into a Transition Services Agreement (the "Transition Services Agreement") pursuant to which Seagram will provide the Company with certain administrative services, other than those services covered by the Tax Procedures Agreement, on a transitional basis. The services to be provided by Seagram will include management information services, payroll and human resources services.

     The services to be provided under the Transition Services Agreement and the charges therefor will be as set forth in the agreement.

OTHER ARRANGEMENTS

     During a series of transactions in 1996 and 1997, the Company entered into leases for 110 refrigerated box cars with a German affiliate of Seagram, which leases have terms of 13.5 years. Upon the closing of each lease, the Company acquired the rent receivables of the German lessor which aggregated $10.3 million.

     Prior to completion of the Offerings, the Company and Seagram or certain of their respective affiliates will enter into a trademark license and technical assistance agreement pursuant to which the Company will agree to grant Seagram a license to use the Tropicana name in connection with citrus technology centers to be constructed by or on behalf of Seagram in Chungqing, China and Punjab, India. The Company and Seagram or certain of their respective affiliates will also enter into a joint venture which will construct and operate the citrus technology center in Punjab, India.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Immediately after the Offerings, the Company's authorized capital stock will consist of 100,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and 400,000,000 shares of Common Stock. Immediately following the Offerings, 130,914,826 shares of Common Stock (136,950,000 shares if the Underwriters exercise their over-allotment options in full) will be outstanding. All of the shares of Common Stock that will be outstanding immediately following the Offerings, including the shares of Common Stock sold in the Offerings, will be validly issued, fully paid and nonassessable.

COMMON STOCK

     The holders of Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of such shares of Common Stock will possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

PREFERRED STOCK

     The Certificate authorizes the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series,
(x) the voting rights, if any, of the holders of the shares of the series, and
(xi) any other relative rights, preferences and limitations of such series.

     The Company believes that the ability of the Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of outstanding common stock, or in the amount of outstanding voting securities, by at least 20%. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage as acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     As of the Closing Date, 1,309,149 Junior Preferred Shares (as defined herein) will be reserved for issuance upon exercise of the Rights. See
"-- Rights Plan."

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BY-LAWS

     BOARD OF DIRECTORS

     The Certificate provides that except as otherwise fixed by or pursuant to the provisions of a Certificate of Designations setting forth the rights of the holders of any class or series of Preferred Stock, the number of the directors of the Company will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the Company would have if there were no vacancies (the "Whole Board") (but shall not be less than three nor more than fifteen). The directors, other than those who may be elected by the holders of Preferred

Stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in numbers as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001, with each director to hold office until such person's successor is duly elected and qualified. Commencing with the 1999 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

     The Certificate provides that except as otherwise provided for or fixed by or pursuant to a Certificate of Designations setting forth the rights of the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director. Subject to the rights of holders of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all voting stock then outstanding, voting together as a single class.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The Certificate and By-Laws provide that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of the Company for any purpose or purposes may be called only by the Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the Whole Board or by the Chairman of the Board and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board or the Chairman of the Board.

     ADVANCE NOTICE PROCEDURES

     The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Chairman of the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or the Board, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting (except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by the Company).

     Notwithstanding the foregoing, in the event that the number of directors to be elected to the Board is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Board of Directors, at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

     In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     AMENDMENT

     The Certificate provides that the affirmative vote of the holders of at least 80% of the voting stock is required to amend provisions of the Certificate relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the Company's directors; the filling of vacancies; and the removal of directors. The Certificate further provides that the related By-Laws described above (including the Stockholder Notice Procedure) may be amended only by the Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class.

     RIGHTS PLAN

     The Board currently expects to adopt a Share Purchase Rights Plan (the "Rights Plan") on or prior to the Closing Date. Pursuant to the Rights Plan, the Board will cause to be issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of a new series of junior preferred stock, par value $.01 per share (the "Junior Preferred Shares"), of the Company at a price of $ per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement (the "Rights Agreement"), between the Company and the designated Rights Agent (the "Rights Agent"). The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the Registration Statement. See "Available Information."

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock.

     The Rights Agreement will provide that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on the 10th anniversary of the date of issuance (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as summarized below.

     In the event that any person or group of affiliated or associated persons become an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the then outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Junior Preferred Share, per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the then outstanding Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be eligible to receive the Redemption Price.

     The terms of the Rights may be amended by the Board without the consent of the holders of the Rights; provided, however, that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The number of outstanding Rights and the number of one one-hundredths of a Junior Preferred Share issuable upon exercise of each right also will be subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Rights Distribution Date. The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Junior Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (a) $1.00 per share and (b) 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of
(a) $100 per share and (b) 100 times the payment made per share of Common Stock. Each Junior Preferred Share will have 100 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per share Common Stock. These rights are protected by customary anti-dilution provisions.

     Due to the nature of the Junior Preferred Share dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board prior to the time that a person or group has acquired beneficial ownership of 10% percent or more of the Common Stock since the Rights may be redeemed by the Company at the Redemption Price until such time.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS, INDEMNIFICATION

     The Certificate and By-Laws limit the liability of directors to the maximum extent permitted by the DGCL. The DGCL currently permits corporations to provide in their certificates of incorporation that directors of the corporation will not be personally liable for damages for breach of their fiduciary duty as directors or officers, except for liability (i) for any breach of the director's or officers' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends and unlawful stock purchases or redemptions, or
(iv) for any transaction from which the director or officer derived an improper personal benefit. Neither the amendment nor repeal of such provisions will eliminate or reduce the effect of such provisions in respect of any matter occurring, or any cause of action, suit or claim that, but for such provisions, would accrue or arise prior to such amendment or repeal.

     While the DGCL provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights in employees or agents of the Company.

TRANSFER AGENT AND REGISTRAR

     Harris Trust Company of New York will be the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, assuming no exercise of the Underwriters' over-allotment options, the Company will have outstanding 130,914,826 shares of Common Stock. Of these shares, 124,500,000 shares of Common Stock being sold in the Offerings (136,950,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction under the Securities Act. In addition, if the Underwriters' over-allotment options are not exercised, the Selling Stockholder will own 6,414,826 shares or approximately 4.9% of the Company's Common Stock. The Selling Stockholder will be free to sell these shares at any time after 90 days from the closing of the Offerings.


     An aggregate of 13,000,000 shares of Common Stock are reserved for issuance pursuant to stock awards granted under the SIP. Options to purchase up to 7,000,000 shares of Common Stock will be granted under the SIP in connection with the Offerings at the initial public offering price. See
"Management -- Stock Incentive Plan." The Company intends to file a registration statement under the Securities Act to register all of the Common Stock reserved for issuance under the SIP. Such registration statement is expected to be filed as soon as practicable after the date of the Offering and will automatically become effective upon filing. Common Stock issued under the SIP after the registration statement is filed may thereafter be sold in the open market, subject, in the case of various holders, to the Rule 144 volume limitation applicable to affiliates and any transfer restrictions imposed on the date of the grant.


     The Selling Stockholder, the directors and executive officers of the Company and the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to employee stock option plans as in effect on, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for shares of Common Stock or any securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives of the Underwriters.

     Prior to the Offerings, there has been no public market for the Common Stock. No predictions can be made of the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale will have on the market price prevailing from time to time.

Sales of substantial numbers of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock. See "Risk Factors -- Potential Adverse Effect on the Public Market of Shares Eligible for Future Sale."

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United Stated person as described in section 7701(a)(30) of the Code. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, generally, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the "Final Regulations"), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, generally, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes and the Non-U.S. Holder holds, directly or indirectly, more than 5% of the Common Stock at any time during the five year period ending on the date of the disposition.

     An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under current law, information reporting and backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to information reporting and back-up withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder and the payor does not have actual knowledge that the beneficial owner is a U.S. person or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The Combined Financial Statements of the Company as of December 28, 1997 and December 29, 1996 and for each of the three fiscal years in the period ended December 28, 1997, included in this Prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Combined Financial Statements:
  Combined Statement of Operations for the years ended
     December 24, 1995, December 29, 1996 and December 28,
     1997 and the Unaudited Combined Statement of Operations
     for the three months ended March 30, 1997 and March 29,
     1998...................................................  F-3
  Combined Balance Sheet as of December 29, 1996 and
     December 28, 1997 and the Unaudited Combined Balance
     Sheet as of March 29, 1998.............................  F-4
  Combined Statement of Cash Flows for the years ended
     December 24, 1995, December 29, 1996 and December 28,
     1997 and the Unaudited Combined Statement of Cash Flows
     for the three months ended March 30, 1997 and March 29,
     1998...................................................  F-5
  Combined Statement of Business Equity and Comprehensive
     Income (Loss) for the years ended December 24, 1995,
     December 29, 1996 and December 28, 1997 and the
     Unaudited Combined Statement of Business Equity and
     Comprehensive Income (Loss) for the three months ended
     March 29, 1998.........................................  F-6
  Notes to Combined Financial Statements....................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Management and
Shareholder of Tropicana Products, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, cash flows and of business equity and comprehensive income (loss) present fairly, in all material respects, the financial position of Tropicana Products, Inc. and combined subsidiaries (the "Business") at December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
June 12, 1998

                            TROPICANA PRODUCTS, INC.

                        COMBINED STATEMENT OF OPERATIONS
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                      (UNAUDITED)
                                                    YEAR ENDED                    THREE MONTHS ENDED
                                    ------------------------------------------   ---------------------
                                    DECEMBER 24,   DECEMBER 29,   DECEMBER 28,   MARCH 30,   MARCH 29,
                                        1995           1996           1997         1997        1998
                                    ------------   ------------   ------------   ---------   ---------
Net sales.........................    $  1,663       $  1,895       $  1,934     $    493    $    505
Cost of goods sold................       1,212          1,352          1,337          342         360
Selling, general and
  administrative expenses.........         374            418            430          115         105
                                      --------       --------       --------     --------    --------
Operating income..................          77            125            167           36          40
Related party interest expense,
  net.............................          83             64             16            8           6
                                      --------       --------       --------     --------    --------
                                            (6)            61            151           28          34
Provision for income taxes........          17             40             70           13          17
                                      --------       --------       --------     --------    --------
Net income (loss).................    $    (23)      $     21       $     81     $     15    $     17
                                      ========       ========       ========     ========    ========
Earnings (loss) per pro forma
  share -- Basic..................    $  (0.18)      $   0.16       $   0.62     $   0.11    $   0.13
                                      ========       ========       ========     ========    ========
         -- Diluted...............    $  (0.18)      $   0.16       $   0.62     $   0.11    $   0.13
                                      ========       ========       ========     ========    ========
Pro forma weighted average shares
  outstanding (thousands).........     130,915        130,915        130,915      130,915     130,915
                                      --------       --------       --------     --------    --------
Pro forma dilutive potential
  shares (thousands)..............          --             --             --           --          --
                                      --------       --------       --------     --------    --------
Pro forma adjusted weighted
  average shares outstanding
  (thousands).....................     130,915        130,915        130,915      130,915     130,915
                                      ========       ========       ========     ========    ========


    The accompanying notes are an integral part of these combined financial statements.

                            TROPICANA PRODUCTS, INC.

                             COMBINED BALANCE SHEET
                                 (IN MILLIONS)

                                                                                 (UNAUDITED)
                                                                            ----------------------
                                                                                         PRO FORMA
                                            DECEMBER 29,    DECEMBER 28,    MARCH 29,    MARCH 29,
                                                1996            1997          1998         1998
                                            ------------    ------------    ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents...............     $   12          $   15        $   19       $   19
  Receivable from related parties, net....         70             186           197           --
  Receivables, net of allowance for
     doubtful accounts of $5, $6, $6 and
     $6...................................        155             147           152          152
  Inventories.............................        253             268           316          316
  Deferred income taxes...................          2               7             7            7
  Prepaid expenses and other current
     assets...............................         19              20            21           21
                                               ------          ------        ------       ------
          Total current assets............        511             643           712          515
                                               ------          ------        ------       ------
Deferred charges and other assets.........        104             115           111          111
Property, plant and equipment, net........        531             574           579          579
Excess of cost over fair value of assets
  acquired, net of accumulated
  amortization of $212, $242, $249 and
  $249....................................        886             883           876          876
                                               ------          ------        ------       ------
          Total assets....................     $2,032          $2,215        $2,278       $2,081
                                               ======          ======        ======       ======
LIABILITIES AND BUSINESS EQUITY
Current liabilities:
  Short-term borrowings and indebtedness
     payable within one year..............     $   11          $   35        $   39       $   39
  Accounts payable........................        167             151           173          173
  Accrued expenses........................         62              88            96           96
  Income and other taxes..................          6               6             6            6
                                               ------          ------        ------       ------
          Total current liabilities.......        246             280           314          314
                                               ------          ------        ------       ------
Long-term indebtedness....................         --              --            --          600
Long-term loans from affiliated companies,
  net.....................................        707             738           760           --
Deferred income taxes.....................         41              52            52           52
Other liabilities.........................         74              74            69           69
                                               ------          ------        ------       ------
          Total liabilities...............      1,068           1,144         1,195        1,035
                                               ------          ------        ------       ------
Commitments and contingencies
Business equity...........................        964           1,071         1,083        1,046
                                               ------          ------        ------       ------
          Total liabilities and business
            equity........................     $2,032          $2,215        $2,278       $2,081
                                               ======          ======        ======       ======

    The accompanying notes are an integral part of these combined financial statements.

                            TROPICANA PRODUCTS, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN MILLIONS)

                                                                                                 (UNAUDITED)
                                                                                             THREE MONTHS ENDED
                                                                                            ---------------------
                                               DECEMBER 24,   DECEMBER 29,   DECEMBER 28,   MARCH 30,   MARCH 29,
                                                   1995           1996           1997         1997        1998
                                               ------------   ------------   ------------   ---------   ---------
OPERATING ACTIVITIES
Net income (loss)............................      $(23)         $  21          $  81         $  15        $17
                                                   ----          -----          -----         -----        ---
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization of assets....        51             61             70            16         19
  Amortization of excess of cost over fair
     value of assets acquired................        27             29             30             8          7
  Sundry.....................................        (1)            18              4             4         (5)
  Changes in assets and liabilities:
     Receivable from related parties, net....        17             (1)          (116)            9        (11)
     Receivables.............................       (22)             2             10             1         (6)
     Inventories.............................       (26)            (8)           (13)          (62)       (47)
     Prepaid expenses and other current
       assets................................         4              5             (1)           (2)        (1)
     Accounts payable and accrued expenses...        47            (71)            12            15         30
     Deferred income taxes...................         4             18              6             1         --
     Other liabilities.......................        18            (20)            (2)           (2)        (6)
                                                   ----          -----          -----         -----        ---
                                                    119             33             --           (12)       (20)
                                                   ----          -----          -----         -----        ---
Net cash provided by (used for) operating
  activities.................................        96             54             81             3         (3)
                                                   ----          -----          -----         -----        ---
INVESTING ACTIVITIES
Purchase of Dole juice business..............      (273)            --             --            --         --
Purchase of Copella..........................        --             --            (19)           --         --
Capital expenditures.........................       (80)          (120)          (102)          (28)       (24)
Sundry.......................................        (9)           (11)           (25)           (2)         4
                                                   ----          -----          -----         -----        ---
Net cash used for investing activities.......      (362)          (131)          (146)          (30)       (20)
                                                   ----          -----          -----         -----        ---
FINANCING ACTIVITIES
Contribution from affiliates.................       107            341             28           601          1
Increase in short-term borrowings and
  indebtedness payable within one year.......        --              9              9             4          4
Long-term loans from (payments to) affiliated
  companies..................................       171           (281)            31          (581)        22
                                                   ----          -----          -----         -----        ---
Net cash provided by financing activities....       278             69             68            24         27
                                                   ----          -----          -----         -----        ---
Net increase (decrease) in cash and cash
  equivalents................................        12             (8)             3            (3)         4
Cash and cash equivalents, beginning of
  year.......................................         8             20             12            12         15
                                                   ----          -----          -----         -----        ---
Cash and cash equivalents, end of year.......      $ 20          $  12          $  15         $   9        $19
                                                   ====          =====          =====         =====        ===

    The accompanying notes are an integral part of these combined financial statements.

                            TROPICANA PRODUCTS, INC.

                     COMBINED STATEMENT OF BUSINESS EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                                 (IN MILLIONS)

                                                              BUSINESS    COMPREHENSIVE
                                                               EQUITY     INCOME (LOSS)
                                                              --------    -------------
Balance, December 25, 1994..................................   $  526
  Comprehensive income:
     Net loss...............................................      (23)        $(23)
     Change in currency translation adjustments.............       (3)          (3)
                                                                              ----
  Total comprehensive loss..................................                  $(26)
                                                                              ====
  Contribution from affiliates..............................      107
                                                               ------
Balance, December 24, 1995..................................      607
  Comprehensive income:
     Net income.............................................       21         $ 21
     Change in currency translation adjustments.............       (5)          (5)
                                                                              ----
  Total comprehensive income................................                  $ 16
                                                                              ====
  Contribution from affiliates..............................      341
                                                               ------
Balance, December 29, 1996..................................      964
  Comprehensive income:
     Net income.............................................       81         $ 81
     Change in currency translation adjustments.............       (2)          (2)
                                                                              ----
  Total comprehensive income................................                  $ 79
                                                                              ====
  Contribution from affiliates..............................       28
                                                               ------
Balance, December 28, 1997..................................    1,071
  Comprehensive income:
     Net income.............................................       17         $ 17
     Change in currency translation adjustments.............       (6)          (6)
                                                                              ----
  Total comprehensive income................................                  $ 11
                                                                              ====
  Contribution from affiliates..............................        1
                                                               ------
Balance, March 29, 1998 (unaudited).........................   $1,083
                                                               ======

    The accompanying notes are an integral part of these combined financial statements.

                            TROPICANA PRODUCTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                   (IN MILLIONS, UNLESS OTHERWISE INDICATED)

1.  BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

     Tropicana Products, Inc. ("Tropicana" or the "Business"), an indirect wholly-owned subsidiary of The Seagram Company Ltd. ("Seagram"), produces, markets and distributes Tropicana, Dole and other branded fruit juices and juice beverages.

     Prior to the completion of a public offering to sell common stock (the "Offering"), subsidiaries and affiliates of Seagram will transfer to Tropicana all shares of subsidiaries and other assets and liabilities of Seagram's juice business which were not previously owned by Tropicana (the "Reorganization").

     The unaudited pro forma consolidated balance sheet as of March 29, 1998 presents Tropicana's financial position, on a pro forma basis, as if the Reorganization had been completed. In addition, the unaudited pro forma combined balance sheet reflects (i) the incurrence of $600 million of indebtedness, (ii) the redemption of $300 million of capital and (iii) settlement through repayment and capitalization of net balances with Seagram affiliates.

     The accompanying combined financial statements present the carved-out operating results and financial position of the business that will comprise Tropicana after the Reorganization during the periods presented. The financial information in these financial statements is not necessarily indicative of results that would have occurred if the Business had been a separate stand-alone entity during the periods presented or of future results of the Business.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES -- Tropicana prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       PRINCIPLES OF CONSOLIDATION -- The combined financial statements include the accounts of Tropicana Products, Inc. and all subsidiaries which will be wholly-owned prior to the Offering. The equity method is used to account for unconsolidated affiliates owned 20 percent or more. All significant intercompany accounts and transactions are eliminated.

       REVENUE RECOGNITION -- Revenue is recognized when products are shipped.

       CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include all highly-liquid investments with original maturities at the time acquired by the Business of three months or less.

       FISCAL YEAR -- The fiscal year of Tropicana ends on the fourth Sunday of December. Fiscal years 1997 and 1995 include 52 weeks while fiscal year 1996 includes 53 weeks. Beginning in 1998, Tropicana changed its fiscal year end to the last Sunday of December.

       INVENTORIES -- Inventories are stated at cost, primarily determined by the last-in, first-out (LIFO) method, which is not in excess of market. Cost includes all direct and indirect manufacturing costs attributable to production such as raw materials, labor and overhead.

       PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is carried at cost. Depreciation is determined for financial reporting purposes using the straight-line method over estimated useful asset lives, generally 33 years for buildings, 10 years for machinery and equipment and

                            TROPICANA PRODUCTS, INC.

3-15 years for other assets. Expenditures for maintenance and repairs are charged to operations as incurred, renewals and improvements are capitalized.

       SOFTWARE COSTS -- The Company capitalizes purchased software and direct internal and external costs associated with implementation of such software, subsequent to the preliminary stage of any project. Capitalized costs are amortized over the estimated useful life of the associated software, which does not exceed 5 years. Computer software maintenance costs are expensed as incurred. The carrying value of software assets is regularly reviewed by the Company in conjunction with an assessment of other long-lived assets.

       EXCESS OF COST OVER FAIR VALUE OF ASSETS ACQUIRED AND OTHER INTANGIBLE ASSETS -- The unallocated excess of cost of purchased businesses over the fair value of assets acquired and other intangible assets are being amortized on a straight-line basis over appropriate periods not to exceed 40 years. The weighted average remaining life of these assets was 31 years as of December 28, 1997.

       IMPAIRMENT OF LONG-LIVED ASSETS -- The Business reviews the recoverability of its long-lived assets, including related goodwill and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The measurement of possible impairment is based on Tropicana's ability to recover the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining useful life of the asset to net carrying value. If the expected discounted future operating cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.

       FOREIGN CURRENCY -- For subsidiaries outside of the U.S., the local currency is the functional currency and translation adjustments are accumulated in a separate component of business equity. Transaction gains and losses are included in the determination of income or loss. The Business occasionally hedges foreign currency risk primarily on intercompany payments for inventory purchases through currency forwards and options which offset the exposure of the item being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge intercompany payments are recorded in the combined statement of operations in cost of goods sold. Tropicana management does not believe that its foreign exchange exposure or its hedging program are material to the Business' financial position or results of operations.

       INCOME TAXES -- Tropicana is included in the consolidated federal and certain state income tax returns of its ultimate U.S. parent. The provision for income taxes is computed on a separate company basis. Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred taxes are not provided for that portion of undistributed earnings of foreign subsidiaries which are considered to be permanently reinvested.

       BENEFIT PLANS -- Retirement pensions are provided for substantially all of Tropicana's employees through defined benefit plans sponsored by Tropicana. Pension expense and plan contributions are determined by independent consulting actuaries; pension benefits under defined benefit plans generally are based on years of service and compensation levels near the end of employee service. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S. Postemployment programs, principally severance, are

                            TROPICANA PRODUCTS, INC.

provided for the majority of nonunion U.S. employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

       STOCK-BASED COMPENSATION -- Compensation cost attributable to Seagram stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant over the exercise price of the option. Seagram does not issue options at prices below market value at date of grant.

       COMPREHENSIVE INCOME -- Tropicana has adopted FAS 130, "Reporting Comprehensive Income," and has presented the required information in the Statement of Business Equity and Comprehensive Income (Loss).


       EARNINGS PER SHARE ("EPS") -- Historical EPS is not presented since certain of the businesses which will comprise Tropicana after the Reorganization were owned by different Seagram entities during the periods for which the financial statements are presented. The earnings (loss) per pro forma share on the Combined Statement of Operations, which is calculated in accordance with FAS 128 "Earnings per Share," is based on historical net income (loss) and the shares that will be outstanding upon consummation of the Offering. See unaudited pro forma EPS, calculated in accordance with FAS 128 "Earnings per Share" in the pro forma financial statements.


     INTERIM FINANCIAL STATEMENTS -- The interim financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year.

3.  INVENTORIES

                                                          DECEMBER        (UNAUDITED)
                                                      ----------------     MARCH 29,
                                                        1996      1997       1998
                                                        ----      ----    -----------
Juice and juice beverages...........................    $235      $258       $300
Materials, supplies and other.......................      18        10         16
                                                        ----      ----       ----
                                                        $253      $268       $316
                                                        ====      ====       ====

     At December 29, 1996 and December 28, 1997, inventory valued under the LIFO method represented approximately 90% of total inventory. Current replacement costs approximated the above inventory values at 1996 and 1997.

4.  PROPERTY, PLANT AND EQUIPMENT

                                                          DECEMBER        (UNAUDITED)
                                                      ----------------     MARCH 29,
                                                        1996      1997       1998
                                                        ----      ----    -----------
Land................................................    $ 51      $ 64       $ 64
Buildings and improvements..........................     151       158        160
Machinery and equipment.............................     472       572        592
Furniture and fixtures..............................      44        47         49
Construction in progress............................      83        56         52
                                                        ----      ----       ----
                                                         801       897        917
Accumulated depreciation............................    (270)     (323)      (338)
                                                        ----      ----       ----
                                                        $531      $574       $579
                                                        ====      ====       ====

                            TROPICANA PRODUCTS, INC.

5.  ACCRUED EXPENSES

                                                             DECEMBER      (UNAUDITED)
                                                           ------------     MARCH 29,
                                                           1996    1997       1998
                                                           ----    ----    -----------
Sales and promotional incentives.........................  $42     $60         $64
Other....................................................   20      28          32
                                                           ---     ---         ---
                                                           $62     $88         $96
                                                           ===     ===         ===

6.  RELATED PARTY TRANSACTIONS

     Corporate costs and charges for Seagram centralized functions have been allocated to Tropicana using methods that are based on the direct effort expended and are deemed appropriate for the nature of the expenses involved. The costs allocated to Tropicana are related to finance support, information systems, corporate services and human resources. The charge for these allocations was $11 million, $11 million and $9 million in fiscal years 1995, 1996 and 1997, respectively, and $2 million and $3 million for the quarters ended March 30, 1997 and March 29, 1998, respectively. Management believes the allocations are reasonable, but they are not necessarily indicative of the costs that would have been incurred had Tropicana been operated as a separate company. Tropicana estimates that such recurring costs would be approximately $4 million higher as a separate stand alone company.

     Tropicana and Seagram have entered into a transitional services agreement whereby Seagram will provide Tropicana certain finance and administrative services on an interim basis.

     Tropicana participates in Seagram's centralized treasury and cash management processes. Cash deposits for Tropicana are transferred to Seagram on a daily basis and Seagram funds the Business' disbursement bank accounts as required. These transactions are reflected in the receivable from related parties, net balance which is non-interest bearing.

     Tropicana participates in Seagram's global financing program, which results in both notes receivable from and notes payable to various Seagram subsidiaries. The average net notes payable balance for 1996 and 1997 was $482 million and $435 million, respectively. The notes bear interest at rates ranging from 5.5% to 8.6%. Net intercompany interest expense on the notes was $83 million, $64 million and $16 million for fiscal years 1995, 1996 and 1997, respectively, and $8 million and $6 million for the quarters ended March 30, 1997 and March 29, 1998, respectively. The net interest payable balances are included in the receivable from related parties, net balance.

     Certain executives of Tropicana are included in various stock compensation programs of Seagram. Expenses related to these programs have been included in Tropicana's combined financial statements.

7.  ACQUISITIONS

  DOLE

     On May 19, 1995, the Business acquired the worldwide juice and juice beverage business of the Dole Food Company, Inc. ("Dole") for $276 million. The transaction excluded Dole's canned pineapple juice business. The reported operating results for fiscal 1995 reflect the results of operations of the acquired business from the acquisition date. The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This

                            TROPICANA PRODUCTS, INC.

valuation resulted in $134 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

     The unaudited condensed pro forma income statement data which follows assumes the Dole juice acquisition occurred at the beginning of the 1995 fiscal year. The unaudited condensed pro forma income statement data was prepared based upon the historical combined income statement of the Company for the fiscal year ended December 24, 1995 and the historical results of the Dole juice business acquired for the period from January 1, 1995 through May 18, 1995, adjusted to reflect purchase accounting. Financial results for the Dole juice business for the period from May 19, 1995 through December 24, 1995 were included in the Company's results for the fiscal year ended December 24, 1995. The unaudited pro forma information is not necessarily indicative of the combined results of operations of the Company and the Dole juice business that would have resulted if the transactions had occurred on the dates previously indicated, nor is it necessarily indicative of future operating results of the Company.

PRO FORMA INCOME STATEMENT DATA


            FISCAL YEAR ENDED DECEMBER 24, 1995
            -----------------------------------
(IN MILLIONS, EXCEPT FOR PER SHARE DATA)
Net sales...................................................  $1,759
Net loss....................................................  $  (25)
Pro forma basic earnings per share..........................  $ (.19)
Pro forma diluted earnings per share........................  $ (.19)


  COPELLA

     On December 20, 1997, the Business acquired Copella Fruit Juices Limited, a producer and marketer of NFC apple juice in the U.K., for $19 million. The reported results for fiscal 1997 reflect the results of operations of the acquired business from the acquisition date. The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $17 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years. The impact of this acquisition was not material to the consolidated results of Tropicana.

8.  GEOGRAPHIC DATA

                                            NET SALES(1)
                                        --------------------
                                        UNRELATED    INTER-       OPERATING      TOTAL
                                         PARTIES     COMPANY    INCOME (LOSS)    ASSETS
                                        ---------    -------    -------------    ------
December 24, 1995
U.S...................................   $1,372       $110          $ 76         $1,792
Europe................................      214          1            --            220
Other international...................       77         --             1             14
                                         ------       ----          ----         ------
                                         $1,663       $111          $ 77         $2,026
                                         ======       ====          ====         ======
December 29, 1996
U.S...................................   $1,540       $130          $121         $1,787
Europe................................      251          1             3            209

                            TROPICANA PRODUCTS, INC.

                                            NET SALES(1)
                                        --------------------
                                        UNRELATED    INTER-       OPERATING      TOTAL
                                         PARTIES     COMPANY    INCOME (LOSS)    ASSETS
                                        ---------    -------    -------------    ------
Other international...................      104         --             1             36
                                         ------       ----          ----         ------
                                         $1,895       $131          $125         $2,032
                                         ======       ====          ====         ======
December 28, 1997
U.S...................................   $1,562       $107          $173         $1,929
Europe................................      249          3            (3)           218
Other international...................      123         --            (3)            68
                                         ------       ----          ----         ------
                                         $1,934       $110          $167         $2,215
                                         ======       ====          ====         ======

---------------
(1) Net Sales are classified based upon the location of the legal entity which invoices the customer rather than the location of the customer. Revenues among geographic areas include intercompany transactions on a current market price basis.

9.  INCOME TAXES

     The following tables summarize the sources of pre-tax income (loss) and the resulting tax expense.

                                                            GEOGRAPHIC COMPONENTS OF
                                                             PRE-TAX INCOME (LOSS)
                                                            ------------------------
                                                                    DECEMBER
                                                            1995      1996      1997
                                                            ----    --------    ----
U.S.......................................................  $(9)      $51       $159
Other jurisdictions.......................................    3        10         (8)
                                                            ---       ---       ----
Pre-tax income (loss).....................................  $(6)      $61       $151
                                                            ===       ===       ====

                                                             COMPONENTS OF INCOME TAX
                                                                     EXPENSE
                                                             ------------------------
                                                                     DECEMBER
                                                             ------------------------
                                                             1995      1996      1997
                                                             ----      ----      ----
Current
  Federal..................................................  $ 3       $ 8       $55
  State and local..........................................    1         7         9
  Other jurisdictions......................................    9         7        --
                                                             ---       ---       ---
                                                              13        22        64
Deferred
  Federal..................................................    2        15         5
  State and local..........................................    2         3         1
                                                             ---       ---       ---
          Total income tax expense.........................  $17       $40       $70
                                                             ===       ===       ===

                            TROPICANA PRODUCTS, INC.

                                                                 COMPONENTS OF
                                                                NET DEFERRED TAX
                                                                   LIABILITY
                                                                   BALANCE AT
                                                                    DECEMBER
                                                                ----------------
                                                                1996       1997
                                                                -----      -----
Basis and amortization difference...........................     $61        $71
Inventory...................................................       5         --
Other, net..................................................       6          8
                                                                 ---        ---
Deferred tax liabilities....................................      72         79
                                                                 ---        ---
Employee benefits...........................................      23         25
Inventory...................................................      --          2
Other, net..................................................      10          7
                                                                 ---        ---
Deferred tax assets.........................................      33         34
                                                                 ---        ---
Net deferred tax liability..................................     $39        $45
                                                                 ===        ===

                                                          EFFECTIVE INCOME TAX RATE
                                                                   DECEMBER
                                                         ----------------------------
                                                         1995        1996        1997
                                                         ----        ----        ----
U.S. statutory rate....................................  (35%)        35%         35%
State and local........................................   33          11           4
Goodwill amortization..................................  148          16           6
Deferred tax assets not realized.......................  133          --          --
Other..................................................    4           4           1
                                                         ---          --          --
Effective income tax rate..............................  283%         66%         46%
                                                         ===          ==          ==

     Taxes are paid by Seagram on behalf of the Business and taxes payable are netted through the Seagram cash management program.

     Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Tropicana and Seagram have entered into a tax allocation, procedures and services agreement which provides for the apportionment of responsibility for taxes and tax-related matters. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Business.

10.  BENEFIT PLANS

     Pension costs were $4 million, $4 million and $2 million, for fiscal years 1995, 1996 and 1997, respectively.

     The Business has defined benefit pension plans which cover certain U.S. employees. The following actuarial assumptions were used to calculate Tropicana's U.S. pension cost:

                                                             1995     1996     1997
                                                             -----    -----    -----
Expected long-term return on plan assets...................   10.75%   10.0%      10.75%
Discount rate..............................................    8.75%    7.0%       7.75%
Future compensation increase...............................    6.0%     4.5%       5.0%

     Plans outside the U.S. used assumptions in determining the actuarial present value of projected benefit obligations that reflect the economic environments within the various countries, and therefore are consistent with (but not identical to) those of the U.S. plans. The majority of the

                            TROPICANA PRODUCTS, INC.

pension arrangements for Tropicana's employees of affiliates outside the U.S., the U.K. and Canada are either insured or government sponsored.

                                                               NET COST OF U.S. DEFINED
                                                                BENEFIT PENSION PLANS
                                                                       DECEMBER
                                                              --------------------------
                                                               1995      1996      1997
                                                               ----      ----      ----
Service cost -- benefits earned during the period...........   $  5      $  7      $  7
Interest cost on Projected Benefit Obligation...............      8         9         9
Return on plan assets
  Actual gain...............................................    (33)      (20)      (25)
  Deferred actuarial gain...................................     23         8        11
Net amortization............................................      1        --        --
                                                               ----      ----      ----
Net pension cost............................................   $  4      $  4      $  2
                                                               ====      ====      ====

                                          STATUS OF U.S. DEFINED BENEFIT PENSION PLANS
                                      -----------------------------------------------------
                                                1996                        1997
                                      -------------------------   -------------------------
                                        ASSETS      ACCUMULATED     ASSETS      ACCUMULATED
                                        EXCEED       BENEFITS       EXCEED       BENEFITS
                                      ACCUMULATED     EXCEED      ACCUMULATED     EXCEED
                                       BENEFITS       ASSETS       BENEFITS       ASSETS
                                      -----------   -----------   -----------   -----------
Actuarial present value of:
  Vested Benefit Obligation.........     $ (90)         $(1)         $(106)         $(1)
                                         -----          ---          -----          ---
  Accumulated Benefit Obligation....     $ (96)         $(1)         $(113)         $(2)
                                         -----          ---          -----          ---
  Projected Benefit Obligation......     $(121)         $(2)         $(140)         $(3)
Plan assets at fair value,
  principally equity securities.....       135           --            157           --
                                         -----          ---          -----          ---
Plan assets in excess of (less than)
  Projected Benefit Obligation......        14           (2)            17           (3)
Deferred net actuarial gain.........       (11)          --            (14)          --
Unamortized prior service cost......         3            1              3            1
                                         -----          ---          -----          ---
Prepaid (accrued) pension cost......     $   6          $(1)         $   6          $(2)
                                         =====          ===          =====          ===

     Discount rates of 7.75% and 7.25% were used to determine the actuarial present value of the benefit obligations at December 29, 1996 and December 28, 1997, respectively. The assumed future compensation increase rates used to determine the projected benefit obligation were 5.0% and 4.5% at December 29, 1996 and December 28, 1997, respectively.

POSTRETIREMENT

     Tropicana provides retiree health care and life insurance benefits covering certain retirees. Certain U.S. salaried and certain hourly employees are eligible for benefits upon retirement and completion of a specified number of years of service.

                            TROPICANA PRODUCTS, INC.

     The components of net periodic postretirement benefit cost are as follows:

                                                              1995    1996    1997
                                                              ----    ----    ----
Service cost -- benefits earned during the period...........  $ 2     $ 2     $ 2
Interest cost on accumulated postretirement benefit
  obligation................................................    2       3       3
Amortization of prior service cost..........................   (1)     (1)     (1)
                                                              ---     ---     ---
Net postretirement benefit cost.............................  $ 3     $ 4     $ 4
                                                              ===     ===     ===

     The accumulated postretirement benefit obligation, included in other liabilities in the accompanying balance sheet, comprises the following:

                                                                DECEMBER
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Retirees....................................................  $13     $15
Fully eligible active plan participants.....................    5       6
Other active plan participants..............................   20      22
Unrecognized:
  Actuarial gain............................................   (2)     (4)
  Prior service cost........................................   11      10
                                                              ---     ---
Accrued postretirement benefit obligation...................  $47     $49
                                                              ===     ===

     Future benefit costs were estimated assuming medical costs would increase at a 7.7% annual rate, decreasing to a 5.5% annual growth rate ratably over the next five years, and then remaining at a 5.5% growth rate thereafter. A one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation at December 28, 1997 by $6 million ($4 million after tax) with an increase in pre-tax expense of $1 million for fiscal year ended December 28, 1997. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.75% at December 29, 1996 and 7.25% at December 28, 1997.

11.  STOCK OPTIONS

     Under Seagram's employee stock incentive plans, which the Business participates in, options may be granted to purchase Seagram's common shares at not less than the fair value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire 10 years after the grant date.

     Tropicana has adopted FAS 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of FAS 123, the Business applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If Tropicana had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the fair value methodology prescribed by FAS 123, Tropicana's net income (loss) would be reduced to the pro forma amounts indicated below:

                                                                    DECEMBER
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Net income (loss):
  As reported...............................................  $(23)   $21     $81
  Pro forma.................................................  $(26)   $18     $77

                            TROPICANA PRODUCTS, INC.

     These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended December 24, 1995, December 29, 1996 and December 28, 1997, respectively: dividend yields of 2.0, 1.8 and 1.6 percent; expected volatility of 20, 22 and 24 percent; risk-free interest rates of 6.8,
6.0 and 6.7 percent and expected life of six years for all periods. The weighted average fair value of options granted during fiscal years 1995, 1996 and 1997 for which the exercise price equals the market price on the grant date was $8.38, $9.28 and $12.47, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Business' employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Transactions involving Seagram stock options issued to Tropicana employees are summarized as follows:

                                                                             SEAGRAM
                                                                        WEIGHTED AVERAGE
                                                                        EXERCISE PRICE OF
                                                       STOCK OPTIONS         OPTIONS
                                                        OUTSTANDING        OUTSTANDING
                                                       -------------    -----------------
Balance, December 25, 1994...........................    1,833,693           $27.32
  Granted 1995.......................................      680,460            30.93
  Exercised 1995.....................................     (345,020)           26.15
  Cancelled 1995.....................................      (45,460)           30.18
                                                         ---------           ------
Balance, December 24, 1995...........................    2,123,673            28.61
  Granted 1996.......................................      604,380            33.43
  Exercised 1996.....................................     (357,163)           27.00
  Cancelled 1996.....................................      (23,660)           32.58
                                                         ---------           ------
Balance, December 29, 1996...........................    2,347,230            30.05
  Granted 1997.......................................      958,280            39.45
  Exercised 1997.....................................     (184,691)           28.32
  Cancelled 1997.....................................      (22,065)           36.26
                                                         ---------           ------
Balance, December 29, 1997...........................    3,098,754           $33.02
                                                         =========           ======

     The following table summarizes information concerning Seagram outstanding and exercisable options related to Tropicana employees:

                                          WEIGHTED      SEAGRAM                    SEAGRAM
                                           AVERAGE      WEIGHTED                   WEIGHTED
                                          REMAINING     AVERAGE                    AVERAGE
                            NUMBER       CONTRACTUAL    EXERCISE      NUMBER       EXERCISE
RANGE OF EXERCISE PRICES  OUTSTANDING       LIFE         PRICE      EXERCISABLE     PRICE
------------------------  -----------    -----------    --------    -----------    --------
$10-$20.................      51,470       1.2 yrs       $18.70         51,470      $18.70
$20-$30.................     670,180       4.8 yrs        27.47        670,180       27.47
$30-$40.................   2,377,104       8.2 yrs        34.86      1,106,768       31.44
                           ---------                                 ---------
                           3,098,754                                 1,828,418

                            TROPICANA PRODUCTS, INC.

     Pursuant to the Seagram option plans, the option holders will have a specified period of time to exercise their Seagram options.

12.  ADDITIONAL FINANCIAL INFORMATION

                                                              INCOME STATEMENT AND
                                                                 CASH FLOW DATA
                                                              --------------------
                                                                    DECEMBER
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
RELATED PARTY INTEREST EXPENSE, NET
Interest expense............................................  $83     $ 74    $ 69
Interest income.............................................   --      (10)    (53)
                                                              ---     ----    ----
                                                              $83     $ 64    $ 16
                                                              ===     ====    ====
CASH FLOW DATA
Interest paid, net..........................................  $83     $ 64    $ 16
Income taxes paid...........................................  $13     $ 22    $ 64

FINANCIAL INSTRUMENTS

     The carrying values of the Business' cash and cash equivalents, accounts receivable and payable, receivable from related parties, accrued expenses, and short-term borrowings and indebtedness approximate fair value due to the short-term maturities of these assets and liabilities. The Business' carrying value of long-term loans from affiliated companies approximates fair value as these loans carry market interest rates.

13.  COMMITMENTS AND OTHER MATTERS

     Tropicana has agreements to make future purchases of fruit. The terms of the agreements require the Business to make payments for fruit purchases on varying bases. Purchases under these agreements were $239 million in 1995, $273 million in 1996 and $276 million in 1997. At December 28, 1997, estimated purchase commitments were as follows:

1998...........................................  $308 million
1999...........................................  $290 million
2000...........................................  $209 million

     In addition, Tropicana has other contractual commitments in the ordinary course of business, for minimum purchases with several other parties including its glass manufacturing joint venture, co-packers, purchases of pineapple concentrate and equipment under various operating lease agreements.

     The availability and price of fruit used in production is subject to wide fluctuation due to unpredictable factors such as weather, crop size, global production of similar crops and other factors. Tropicana is also one of the largest purchasers of oranges in the state of Florida. As such, factors limiting the availability of Florida oranges would require the Business to use alternate supply sources, which could result in unfavorable commodity pricing.

     Tropicana is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Business.

                            TROPICANA PRODUCTS, INC.

14.  QUARTERLY DATA (UNAUDITED)

                                       FIRST     SECOND      THIRD     FOURTH     FISCAL YEAR ENDED
                                      QUARTER    QUARTER    QUARTER    QUARTER    DECEMBER 29, 1996
                                      -------    -------    -------    -------    -----------------
Net sales...........................   $459       $484       $481       $471           $1,895
Operating income....................     20         26         39         40              125
Net income..........................   $ --       $  3       $  9       $  9           $   21

                                      FIRST     SECOND      THIRD     FOURTH     FISCAL YEAR ENDED
                                     QUARTER    QUARTER    QUARTER    QUARTER    DECEMBER 28, 1997
                                     -------    -------    -------    -------    -----------------
Net sales..........................   $493       $479       $471       $491            $1,934
Operating income...................     36         44         38         49               167
Net income.........................   $ 15       $ 21       $ 23       $ 22            $   81

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholder has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase from the Selling Stockholder the respective number of shares of Common Stock set forth opposite its name below:

                                                                 NUMBER OF
                                                                 SHARES OF
                                                                   COMMON
                        UNDERWRITER                                STOCK
                        -----------                              ---------
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................
Bear, Stearns & Co. Inc.....................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                                ------------
          Total.............................................     112,500,000
                                                                ============

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $     per share. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company, Seagram and the Selling Stockholder have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 12,000,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International Limited, Bear, Stearns International Limited and Merrill Lynch International.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any

U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Selling Stockholder and the Company have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 11,250,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 112,500,000 shares of Common Stock offered hereby. The Selling Stockholder and the Company have granted the International Underwriters a similar option to purchase up to an aggregate of 1,200,000 additional shares of Common Stock. If the Underwriters exercise their over-allotment options, up to an aggregate amount of 6,414,826 shares of Common Stock shall first be purchased from the Selling Stockholder and the remaining portion of the shares subject to the over-allotment options shall be purchased from the Company.

     The Company, Seagram and the Selling Stockholder have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to the stock option plans as in effect, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for shares of Common Stock or any securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings.

     At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 6,545,742 shares offered hereby for directors, officers, employees, business associates, and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to the Offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholder, Seagram and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock will be listed on the NYSE under the symbol "TOJ". In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company, Seagram and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

     In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Stockholder in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect to the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     John S. Weinberg, a Managing Director of Goldman, Sachs & Co., is also a director of Seagram.

-------------------------------------------------------
-------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Available Information.......................    i
Prospectus Summary..........................    1
Risk Factors................................    8
Use of Proceeds.............................   13
Dividend Policy.............................   13
Capitalization..............................   14
Selected Combined Historical Financial
  Data......................................   15
Unaudited Pro Forma Combined Financial
  Data......................................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   21
Business....................................   32
Management..................................   45
Ownership of Common Stock...................   52
Certain Relationships and Related
  Transactions..............................   53
Description of Capital Stock................   54
Shares Eligible for Future Sale.............   61
Certain U.S. Tax Consequences to Non-U.S.
  Holders...................................   62
Validity of Shares..........................   64
Experts.....................................   64
Index to Combined Financial Statements......  F-1
Underwriting................................  U-1

  THROUGH AND INCLUDING              , 1998 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
                               124,500,000 SHARES

                            TROPICANA PRODUCTS, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                [TROPICANA LOGO]
                      Joint Lead Managers and Bookrunners

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                               ------------------

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.
-------------------------------------------------------
-------------------------------------------------------

                                    PART II.

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the expenses, other than underwriting discounts and commissions, expected to be incurred by the Selling Stockholder and the Company (apportioned on the basis of the proceeds received from the Offerings) in connection with the issuance and distribution of the securities registered under this Registration Statement. All expenses are estimated except for the Commission's registration fee, the NYSE listing fee and the NASD's filing fee.

Securities and Exchange Commission Registration Fee.........    $1,053,150
NYSE Listing Fee............................................             *
Blue Sky Fees and Expenses..................................             *
NASD Filing Fee.............................................        30,500
Printing and Engraving Expenses.............................             *
Legal Fees and Expenses.....................................             *
Accounting Fees and Expenses................................             *
Registrar and Transfer Agent's Fee..........................             *
Miscellaneous...............................................             *
                                                                ----------
          Total.............................................             *
                                                                ==========

---------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     The Amended and Restated Certificate of Incorporation of the Company (the "Certificate") provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     The Certificate provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provisions in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The Underwriting Agreements provide for indemnification by the Underwriters of directors and officers of the Company for certain liabilities, including liabilities arising under the Securities Act, under certain limited circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since June 1996, the Company has issued the following securities which were not registered under the Securities Act:

          (i) In June 1996, the Company issued 300,000 shares of Class A preferred stock, par value $100 per share ("Preferred Stock") to JES Developments Finance, Inc., an affiliate of the Company, for an aggregate purchase price of $300,000,000.

          (ii) In February 1997, the Company issued 580,000 shares of Preferred Stock to JES Developments Finance, Inc., an affiliate of the Company, for an aggregate purchase price of $579,569,827.

     The Company used the proceeds from both of the above issuances for general corporate purposes, including loans to affiliated companies. In both of the above instances, exemption from registration was claimed on the grounds that the issuance of such securities did not involve any public offering within the meaning of Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Attached hereto are the following exhibits:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement***
 1.2      Form of International Underwriting Agreement***
 3.1      Form of Amended and Restated Certificate of Incorporation of
          the Company***
 3.2      Form of Amended and Restated By-Laws of the Company***
 4.1      Specimen certificate of the Company's Common Stock, par
          value $.01 per share***
 4.2      Rights Plan***
 5.1      Opinion of Simpson Thacher & Bartlett regarding legality of the common stock being registered***
10.1      Form of Separation Agreement***
10.2      Form of Tax Allocation and Procedures Agreement***
10.3      Form of Transition Services Agreement***
10.4      Assumption Agreement among Ellen R. Marram, the Company,
          Seagram and JES*
10.5      Employment Agreement between Gary M. Rodkin and the Company*
10.6      Employment Agreement between John T. Stofko and the Company*
10.7      Employment Agreement between Terry K. Danahy and the
          Company*
10.8      Employment Agreement between Richard F. Hamm, Jr. and the
          Company*
10.9      Tropicana Supplemental Retirement Income Plan*
10.10     Tropicana Products, Inc. 1998 Stock Incentive Plan***
10.11     Severance Pay Plan*
10.12     Severance and Change of Control Plan*
10.13     Management Incentive Plan***
10.14     Benefit Equalization Plan***
21.1      Subsidiaries of the Company***
23.1      Consent of Simpson Thacher & Bartlett (included on Exhibit
          5)***
23.2      Consent of Independent Public Accountants**
24.1      Powers of Attorney (included on signature page hereto)*
27        Financial Data Schedule*
99.1      Consent of Person About to Become a Director for Donald S.
          Perkins*
99.2      Consent of Person About to Become a Director for James E.
          Preston*
99.3      Consent of Person About to Become a Director for Henry B.
          Schacht*


---------------
  * Previously filed.

 ** Filed herewith.

*** To be filed by Amendment.

     (b) Attached hereto are the following financial statement schedules:

     None.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on July 17, 1998.


                                          TROPICANA PRODUCTS, INC.

                                          By                  *
                                            ------------------------------------
                                            Name: Ellen R. Marram, Chairman of
                                             the Board,
                                            Title:  President and Chief
                                             Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                       NAME                                        TITLE                      DATE
                       ----                                        -----                      ----

                         *                           Chairman of the Board, President     July 17, 1998
---------------------------------------------------  and Chief Executive Officer
                 (Ellen R. Marram)                   (principal executive officer)

                         *                           Chief Financial Officer              July 17, 1998
---------------------------------------------------  (principal financial and
                 (John T. Stofko)                    accounting officer)

                         *                           Director                             July 17, 1998
---------------------------------------------------
               (Edgar Bronfman, Jr.)

             /s/ RICHARD F. HAMM, JR.                Director                             July 17, 1998
---------------------------------------------------
              (Richard F. Hamm, Jr.)

                         *                           Director                             July 17, 1998
---------------------------------------------------
               (Daniel R. Paladino)

               *RICHARD F. HAMM, JR.
---------------------------------------------------
                (Attorney-in-Fact)

                                 EXHIBIT INDEX


EXHIBIT                                                                 PAGE
NUMBER                           DESCRIPTION                           NUMBER
-------                          -----------                           ------
 1.1     Form of Underwriting Agreement***
 1.2     Form of International Underwriting Agreement***
 3.1     Form of Amended and Restated Certificate of Incorporation of
         the Company***
 3.2     Form of Amended and Restated By-Laws of the Company***
 4.1     Specimen certificate of the Company's Common Stock, par
         value $.01 per share***
 4.2     Rights Plan***
 5.1     Opinion of Simpson Thacher & Bartlett regarding legality of the common stock being registered***
10.1     Form of Separation Agreement***
10.2     Form of Tax Allocation and Procedures Agreement***
10.3     Form of Transition Services Agreement***
10.4     Assumption Agreement among Ellen R. Marram, the Company,
         Seagram and JES*
10.5     Employment Agreement between Gary M. Rodkin and the Company*
10.6     Employment Agreement between John T. Stofko and the Company*
10.7     Employment Agreement between Terry K. Danahy and the
         Company*
10.8     Employment Agreement between Richard F. Hamm, Jr. and the
         Company*
10.9     Tropicana Supplemental Retirement Income Plan*
10.10    Tropicana Products, Inc. 1998 Stock Incentive Plan***
10.11    Severance Pay Plan*
10.12    Severance and Change of Control Plan*
10.13    Management Incentive Plan***
10.14    Benefit Equalization Plan***
21.1     Subsidiaries of the Company***
23.1     Consent of Simpson Thacher & Bartlett (included on Exhibit
         5)***
23.2     Consent of Independent Public Accountants**
24.1     Powers of Attorney (included on signature page hereto)*
27       Financial Data Schedule*
99.1     Consent of Person About to Become a Director for Donald S.
         Perkins*
99.2     Consent of Person About to Become a Director for James E.
         Preston*
99.3     Consent of Person About to Become a Director for Henry B.
         Schacht*


---------------
  * Previously filed.

 ** Filed herewith.

*** To be filed by Amendment.